Securities and Exchange Commission
450 5 Street, N.W.
Washington, DC  20549


RE:  Midland National Life Separate Account A; Advanced Variable
     Universal Life


Commissioners:

Enclosed for filing under the Securities Act of 1933 please find a copy of a Registration Statement on Form S-6, registering a new class of variable insurance policies under the 1933 Act.

The Midland National Life Separate Account A ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-5271) in connection with other variable life insurance products.

The Midland National Life Insurance Company and the Separate Account are relying on Rule 6e-3(T) under the Investment Company Act of 1940, and no additional exemptive relief is required. Therefore, this filing is complete as is.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.



Sincerely,



Paul M. Phalen, CLU, FLMI
Assistant Vice-President
Variable Services

AVULCVR1.TXT

As filed with the Securities and Exchange Commission on April 4, 2001.


                                             Registration No. 333-

                                             811-5271

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
          (with respect to Advanced Variable Universal Life policies)
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland Asbill & Brennan L L P
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404


Approximate date of proposed public offering: As soon as practicable after the effectiveness of the Registration
                                              Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), shall determine.


S6CVRAVUL1.txt

   VARIABLE UNIVERSAL LIFE 4ADVANCED VUL


Issued By:
Midland National Life Insurance Company


One Midland Plaza  Sioux Falls, SD 57193  (605) 335-5700


   Variable Universal Life 4Advanced VUL     is
an individual variable life insurance    policycontract
    issued by Midland National Life Insurance
Company.    Variable Universal Life 4Advanced
VUL    :
 	provides insurance coverage with flexibility in death
benefits and premiums;
 	pays a death benefit if the insured person dies while the contract is still in force;
	can provide substantial cash value build-up on a tax-deferred basis. However, there is no guaranteed cash value for amounts you allocate to the
Investment Divisions. You bear the risk of poor
investment performance for those amounts.
	lets you borrow against your contract, withdraw part of the net cash surrender value, or completely surrender your contract. Loans and withdrawals
affect the cash value, and may affect the death
benefit.
After the first premium, you may decide how much
your premiums will be and how often you wish to pay
them, within limits. You may also increase or decrease
the amount of insurance protection, within limits.
Depending on the amount of premiums paid, this may
or may not be a Modified Endowment
   Cc    ontract    ("MEC").     If it is a
   Modified Endowment contract MEC    , then
loans and withdrawals may have negative tax
consequences.
You have a limited right to examine your contract and
return it to us for a refund.
You may allocate your cash value to our General
Account or up to ten investment divisions.  Each
division invests in a specified mutual fund portfolio.
You can choose among the following    twenty-
fivethirty     investment divisions:
	VIP Money Market Portfolio
	VIP High Income Portfolio
	VIP Equity-Income Portfolio
	VIP Growth Portfolio
	VIP Overseas Portfolio
	   VIP Mid Cap Portfolio
	VIP II Asset Manager Portfolio
	VIP II Investment Grade Bond Portfolio
      VIP II Contra Portfolio
	VIP II Asset Manager: Growth Portfolio
	VIP II Index 500 Portfolio
	VIP III Growth & Income Portfolio
	VIP III Balanced Portfolio
	VIP III Growth Opportunities Portfolio
	American Century VP Capital Appreciation
Portfolio
	American Century VP Value Portfolio
	American Century VP Balanced Portfolio
	American Century VP International Portfolio
	American Century VP Income & Growth Portfolio
	MFS VIT Emerging Growth Series
	MFS VIT Research Series
	MFS VIT Growth with Income Series
 	MFS VIT New Discovery Series
 	Lord Abbett Series Fund, Inc. VC Growth and
Income Portfolio (hereinafter referred to as Lord
Abbett VC Growth and Income Portfolio)
 	Lord Abbett Series Fund, Inc. Mid-Cap Value
Portfolio (hereinafter referred to as Lord Abbett VC
Mid-Cap Value Portfolio)
 	Lord Abbett Series Fund, Inc. International
Portfolio (hereinafter referred to as Lord Abbett VC
International Portfolio)
 	   Alger American Small Capitalization Portfolio Alger American MidCap Growth Portfolio
 	Alger American Growth Portfolio
 	Alger American Leveraged AllCap Portfolio
Your cash value in the investment divisions will increase or decrease based on investment performance.
You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.
The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.


Prospectus: May 1, 200   10    .

Table of Contents



PART 1: SUMMARY	4
FEATURES OF    VARIABLE UNIVERSAL LIFE
4ADVANCED VUL    	4
Death Benefit Options	4
Contract Changes	4
Flexible Premium Payments	4
Additional Benefits	   54
INVESTMENT CHOICES	5
YOUR CASH VALUE	   55
Transfers	6
PolicyContract Loans	6
Withdrawing Money	6
Surrendering Your Contract	6
DEDUCTIONS AND CHARGES	6
Deductions From Your Premiums	6
Deductions From Your Cash Value	6
Surrender Charges	7
Portfolio Expenses	7
ADDITIONAL INFORMATION ABOUT THE
CONTRACTS	   88
Your Right To Examine This Contract	   88
Your Contract Can Lapse	   88
Tax Effects of    Variable Universal Life 4Advanced
VUL	89
Illustrations	9
PART 2: DETAILED INFORMATION ABOUT
   VARIABLE UNIVERSAL LIFE 4ADVANCED VUL	99
INSURANCE FEATURES	   99
How the Contracts Differ From Whole Life Insurance	   99
Application for Insurance	   910
Death Benefit	   910
Maturity Benefit	11
Changes In    Variable Universal Life 4Advanced
VUL    	11
Changing The Face Amount of Insurance	11
Changing Your Death Benefit Option  12
When Contract Changes Go Into Effect	12
Flexible Premium Payments	12
Allocation of Premiums	13
Additional Benefits	   1314
Extended Maturity Option	   1415
Automatic Benefit Increase Provision	15
SEPARATE ACCOUNT INVESTMENT CHOICES	   1516    /
Our Separate Account And Its Investment Divisions	   1516
The Funds	16
Investment Policies Of The Portfolios	16
USING YOUR CASH VALUE	19
The Cash Value	19
Amounts In Our Separate Account	19
How We Determine The Accumulation Unit Value 19
Cash Value Transactions	20
Transfers Of Cash Value	20
Dollar Cost Averaging	20
Portfolio Rebalancing	21
Contract Loans	22
Withdrawing Money From Your  Cash Value	23
Surrendering Your Contract	23
THE GENERAL ACCOUNT	23
DEDUCTIONS AND CHARGES	24
Deductions From Your Premiums	24
Charges Against The Separate Account	24
Deductions From Your Cash Value	25
Transaction Charges	26
How Cash Value Charges Are Allocated	26
Surrender Charges	26
Charges In The Funds	27
ADDITIONAL INFORMATION ABOUT THE
CONTRACTS	   2728
Your Right To Examine The Contract	   2728
Your Contract Can Lapse 28
You May Reinstate Your Contract	28
Contract Periods And Anniversaries	28
Maturity Date	   2829
We Own The Assets Of Our Separate Account   	2929
Changing the Separate Account	29
Limits On Our Right To Challenge The Contract   	2930
Your Payment Options	30
Your Beneficiary	31
Assigning Your Contract	31
When We Pay Proceeds From This Contract	31
TAX EFFECTS	   3132
Contract Proceeds	   3132
Possible Charge for Midland's Taxes	34
Other Tax Considerations	34
PART 3: ADDITIONAL INFORMATION	34
MIDLAND NATIONAL LIFE INSURANCE
COMPANY	34
YOUR VOTING RIGHTS AS AN OWNER	   3435
OUR REPORTS TO CONTRACT OWNERS	   3535
DIVIDENDS	   3536
MIDLAND'S SALES AND OTHER AGREEMENTS	   3536
REGULATION	36
DISCOUNT FOR EMPLOYEES OF SAMMONS
ENTERPRISES, INC.	36
LEGAL MATTERS	36
FINANCIAL MATTERS	36
ADDITIONAL INFORMATION	   3637
MANAGEMENT OF MIDLAND	   3738
ILLUSTRATIONS	   4041
DEFINITIONS	46
PERFORMANCE	48
FINANCIAL STATEMENTS	49






This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned.

Buying this contract might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance contract. You should read this prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.


PART 1: SUMMARY
In this prospectus "We", "Our", and "Us" mean
Midland National Life Insurance Company.
"You" and "Your" mean the owner of the contract. We
refer to the person who is covered by the contract as
the "Insured" or "Insured Person", because the insured
person and the owner may not be the same.
There is a list of definitions at the end of this
prospectus, explaining many words and phrases used
here and in the    actual     insurance
   policycontract    .
The detailed information appearing later in this
prospectus further explains the following summary.
This summary must be read along with that
detailed information. Unless otherwise indicated,
the description of the contract in this prospectus
assumes that the contract is in force and that there
is no outstanding contract loan.
FEATURES OF    VARIABLE UNIVERSAL LIFE
4ADVANCED VUL
Death Benefit Options
   Variable Universal Life 4Advanced VUL     is
life insurance on the insured person.  If the contract is
in force we will pay a death benefit when the insured
person dies.  You can choose between two death
benefit options:
 	Option 1: death benefit equals the face amount
("Specified Amount") of the insurance contract.
This is sometimes called a "level" death benefit.
 	Option 2: death benefit equals the face amount plus
the cash value.  This is sometimes called a
"variable" death benefit.
The death benefit may be even greater in some
circumstances. See "Death Benefit" on page
   910    .
We deduct any outstanding loans and unpaid charges
before paying any benefits.  The beneficiary can take
the death benefit in a lump sum or under a variety of
payment plans.
Whether your contract lapses or remains in force can
depend on the amount of your cash value (less any
outstanding loans and surrender charge).  The cash
value, in turn, depends on the investment performance
of the investment divisions you select.  (The cash value
also depends on the premiums you pay and the charges
we deduct.)  However, during the Minimum Premium
Period, you can keep your    policycontract     in
force by paying a certain    level amount     of
premiums.
The minimum face amount is generally $50,000.
However, for:
 	insured persons, age 0 to 14 at issue, the minimum
face amount is $25,000; and
    insured persons, age 20 to 44 at issue which are
in the preferred non-smoker rate class, the minimum
face amount is $100,000.
 	Insured persons age 20-44 at issue which are in the
preferred plus non-smoker, preferred non-smoker or
the preferred smoker classes, the minimum face
amount is $100,000
Contract Changes
You may change the death benefit option you have
chosen. You may also increase or decrease the face
amount of your contract, within limits.
Flexible Premium Payments
You may pay premiums whenever and in whatever
amount you want, within certain limits.  We require an
initial minimum premium based on the contract's face
amount and the insured person's age and sex.
You choose a planned periodic premium.  But
payment of the planned premiums does not ensure
that your contract will remain in force.  Additional
premiums may be required to keep your
   policycontract     from lapsing.  You need not
pay premiums according to the planned schedule.
However, you can ensure that your contract stays in
force during the Minimum Premium Period by paying
premiums    at least     equal to the accumulated
minimum premium amounts. See "Flexible Premium
Payments" on page    1212    .
Additional Benefits
You may choose to include additional benefits in the
contract by rider. These benefits may include:
 	a disability waiver benefit (to waive the cost of
       monthly deductions)
 	a monthly disability benefit
 	an accidental death benefit
 	life insurance for children
 	family life insurance coverage
 	life insurance for additional insured persons
 	an accelerated death benefit in the event of a
       terminal illness.
   additional insured rider
We deduct any costs of additional benefits from your
cash value monthly. See "Additional Benefits" on page
   1314    .
INVESTMENT CHOICES
You may allocate your cash value to up to ten of the
following investment divisions:
1.	Fidelity's Variable Insurance Products Fund (VIP)
Money Market Portfolio
2.	Fidelity's Variable Insurance Products Fund (VIP)
High Income Portfolio
3.	Fidelity's Variable Insurance Products Fund (VIP)
Equity-Income Portfolio
4.	Fidelity's Variable Insurance Products Fund (VIP)
Growth Portfolio
5.	Fidelity's Variable Insurance Products Fund (VIP)
Overseas Portfolio
6.	   Fidelity's VariabelVariable Insurance Product
Fund (VIP) Mid Cap Portfolio
6.7.	Fidelity's Variable Insurance Products Fund II
(VIP II) Asset Manager Portfolio
7.8.	Fidelity's Variable Insurance Products Fund II
(VIP II) Investment Grade Bond Portfolio
8.9.	Fidelity's Variable Insurance Products Fund II
(VIP II) Contrafund Portfolio
9.10.	Fidelity's Variable Insurance Products Fund II
(VIP II) Asset Manager: Growth Portfolio
10.11.	Fidelity's Variable Insurance Products Fund II
(VIP II) Index 500 Portfolio
11.12.	Fidelity's Variable Insurance Products Fund III
(VIP III) Growth & Income Portfolio
12.13.	Fidelity's Variable Insurance Products Fund III
(VIP III) Balanced Portfolio
13.14.	Fidelity's Variable Insurance Products Fund III
(VIP III) Growth Opportunities Portfolio
14.15.	American Century VP Capital Appreciation
Portfolio
15.16.	American Century VP Value Portfolio
16.17.	American Century VP Balanced Portfolio
17.18.	American Century VP International Portfolio
18.19.	American Century VP Income & Growth
Portfolio
19.20.	MFS VIT Emerging Growth Series
20.21.	MFS VIT Research Series
21.22.	MFS VIT Growth with Income Series
22.23.	MFS VIT New Discovery Series
23.Lord Abbett VC Growth and Income Portfolio
24.	Lord Abbett VC Mid-Cap Value Portfolio
25.	Lord Abbett VC International Portfolio
26.	   Alger American Small Capitalization Portfolio
27.	Alger American Mid Cap Growth Portfolio
28.	Alger American Growth Portfolio
29.	Alger American Leveraged AllCap Portfolio
You bear the complete investment risk for all amounts
allocated to any of these investment divisions.  You
may also allocate your cash value to our General
Account, where we guarantee the safety of principal
and a minimum interest rate.  See the "THE
GENERAL ACCOUNT" on page    2324    .
For more information, see "The Funds" on page
   1616    .
YOUR CASH VALUE
Your cash value begins with your first premium
payment.  From your premium we deduct a premium
charge and any per premium expenses.  The balance of
the premium is your beginning cash value.
Your cash value reflects:
 	the amount and frequency of premium payments,
 	deductions for the cost of insurance and expenses,
 	the investment performance of your chosen
investment divisions,
 	interest earned on amounts allocated to the General
Account,
 	loans, and
 	partial withdrawals.
There is no guaranteed cash value for amounts
allocated to the investment divisions.
See "The Cash Value" on page    1919    .
Transfers
You may transfer your cash value among the
investment divisions and between the General Account
and the various investment divisions. Transfers take
effect when we receive your request.  We require a
minimum amount for each transfer, usually $200.
Currently, we allow an unlimited number of    free
    transfers.  We reserve the right to charge a $25
fee after the 12th transfer in a contract year. There are
   other additional     limitations on transfers to
and from the General Account. See "Transfers Of Cash
Value" on page 2020.
   PolicyContract     Loans
You may borrow up to 92% of your cash surrender
value (the cash value less the surrender charge)    ,
minus any PolicyContract Debt    .  Your contract
will be the sole security for the loan.  Your contract
states a minimum loan amount, usually $200.  Contract
loan interest accrues daily at an annually adjusted rate.
See  "Contract Loans" on page 22.  Contract loan
interest is not tax deductible on contracts owned by an
individual.  There may be federal tax consequences for
taking a    policycontract     loan. See "TAX
EFFECTS" on page    3132    .
Withdrawing Money
You may make a partial withdrawal from your cash
value. The current minimum withdrawal amount is
$200.  The maximum partial withdrawal you can make
is 50% of the net cash surrender value.  The net cash
surrender value is the cash value minus any surrender
charge minus any    policycontract debt outstanding
loan and loan interest due    .  Withdrawals are
subject to other requirements.  If you make more than
one withdrawal in a contract year, then we deduct a
service charge (no more than $25). See "Withdrawing
Money From Your  Cash Value" on page 23.
Withdrawals and surrenders may have negative tax
effects. See "TAX EFFECTS" on page    3132    .
Surrendering Your Contract
You can surrender your contract for cash and then we
will pay you the net cash surrender value.  A surrender
charge may be deducted, and taxes and a tax penalty
may apply. See "Surrendering Your Contract" on page
23.
DEDUCTIONS AND CHARGES
Deductions From Your Premiums
We deduct a 6.5% premium charge from each
premium payment.  Currently, we intend to eliminate
this premium charge after 15    policycontract
years.  (This is not guaranteed.)  This charge partially
reimburses us for the    selling and distributing
distribution     costs of this contract and for premium
taxes we pay.  If you elect to pay premiums by Civil
Service Allotment, we also deduct a $.46     (forty-
six cents)     service charge from each premium
payment. See "Deductions From Your Premiums" on
page    2424    .

Deductions From Your Cash Value
Certain amounts are deducted from your cash value
each month.
These are:
 	an expense charge of $7.00.
 	a cost of insurance charge.  The amount of this
charge is based on the insured person's attained age,
sex, risk class, and the amount of insurance under
your contract; and
 	charges for additional benefits.
In addition, we deduct fees when you make:
 	a partial withdrawal of net cash surrender value
more than once in a contract year or
 	more than twelve transfers a year between
investment divisions. (We currently waive this
charge).
See "Deductions From Your Cash Value" on page
   2525
We also deduct a daily charge at an annual rate of
0.90% of the assets in every investment division.  We
currently intend to reduce this charge to    0.
250.50    % after the    10th 20th     contract
year.  (This    reduction     is not guaranteed.)
This charge is for certain mortality and expense risks.
Surrender Charges
We deduct a surrender charge only if you surrender
your contract for its net cash surrender value or let
your contract lapse during the surrender charge period
(This period is the earlier of 15 years or attained age
95).  If you keep this contract in force for the surrender
charge period, then you will not incur a surrender
charge.
The surrender charge varies by the issue age, sex and
class of the insured at the time of issue.  The per
$1,000 of face amount surrender charge is highest in
the first year of your    policycontract     and
decreases to $0.00 after the end of the surrender charge
period (this period is the earlier of 15
   policycontract     years or attained age 95).  For
example, a male with an issue age of 35 and a class of
preferred nonsmoker will have a first year surrender
charge of $   2.636.8619.00     per $1,000, but a
male issue age 65 and a class of preferred nonsmoker
will have a first year surrender charge of $   50.00
21.37     per $1,000.  The maximum first year
surrender charge for all issue ages, sexes, and classes
is $   52.5022.44     per $1,000.  The
$   52.5022.44     per $1,000 surrender charge
occurs for males issued at a smoker class with issue
ages at 58 or older.
The surrender charge at the time of surrender is
determined by multiplying the surrender charge listed
in your    policycontract     form, for the
appropriate    policycontract     year, times the
appropriate face amount of insurance and dividing by
1,000.  If you change your face amount of insurance
after your    policycontract     is issued, the face
amount used in the surrender charge calculation is the
highest face amount which exists during the time from
the issue to the time of surrender of your contract.  See
"Surrender Charges" on page    2627     for
samples of the per $1,000 charge for various issue
ages, sexes and classes.
Portfolio Expenses
Each investment division invests exclusively in a
corresponding mutual fund portfolio.  Each portfolio
pays an investment advisory fee, and may also incur
other operating expenses. The total expenses for each
portfolio (as a percentage of assets) for the year ending
December 31,    1999 2000     are shown in the
table below.

PORTFOLIO ANNUAL EXPENSES(1)
(as a percentage of Portfolio average net assets after fee
waivers after expenses reimbursement but before any
reductions for custodian and transfer agent expenses.)
			TOTAL
	MANAGEMENT	OTHER	ANNUAL
	FEES	EXPENSES	EXPENSES(2)
VIP Money Market
  Portfolio	   0.18%	0.09%	0.27%
VIP High Income
  Portfolio	0.58%	0.11%	0.69%
VIP Equity-Income(3)
  Portfolio 	0.48%	0.09%	0.57%
VIP Growth(3)
  Portfolio	0.58%	0.08%	0.66%
VIP Overseas(3)
  Portfolio	0.73%	0.18%	0.91%
VIP Mid Cap
Portfolio
VIP II Asset Manager(3)
  Portfolio 	0.53%	0.10%	0.63%
VIP II Investment Grade Bond
  Portfolio	0.43%	0.11%	0.54%
VIP II Contrafund(3)
   Portfolio	0.58%	0.09%	0.67%
VIP II Asset Manager: Growth(3)
   Portfolio	0.58%	0.13%	0.71%
VIP II Index 500(4)
   Portfolio	0.24%	0.04%	0.28%
VIP III Growth & Income(3)
   Portfolio	0.48%	0.12%	0.60%
VIP III Balanced(3)
  Portfolio 	0.43%	0.14%	0.57%
VIP III Growth Opportunities(3)
  Portfolio	0.58%	0.11%	0.69%
American Century VP Capital Appreciation
  Portfolio	1.00% 	0.00%	1.00%
American Century VP Value
  Portfolio	1.00%	0.00%	1.00%
American Century VP Balanced
  Portfolio	0.90%	0.00%	0.90%
American Century VP International
  Portfolio	1.34%	0.00%	1.34%

American Century VP Income & Growth
  Portfolio	0.70%	0.00%	0.70%
MFS VIT Emerging Growth(5)
  Series	0.75%	0.09%	0.84%
MFS VIT Research(5)
  Series	0.75%	0.11%	0.86%
MFS VIT Growth with Income(5)
  Series	0.75%	0.13%	0.88%
MFS VIT New Discovery(5) (6)
  Series	0.90%	0.17%	1.07%
Lord Abbett VC Growth & Income
  Portfolio	0.50%	0.37%	0.87%
Lord Abbett VC Mid-Cap Value(7)
  Portfolio	0.75%	0.35%	1.10%
Lord Abbett VC International(7)
  Portfolio	1.00%	0.35%	1.35%
Alger American Small Capitalization
  Portfolio
Alger American Mid Cap Growth
  Portfolio
Alger American Growth
  Portfolio
Alger American Leveraged AllCap
  Portfolio

(1) The fund data was provided by the funds or their managers. Midland has not independently verified the accuracy of the Fund data.
(2) The annual expenses shown are based on actual expenses for
1999. The expenses shown for Fidelity's VIP, VIP II, and VIP III Portfolios are those applicable to the Initial Class.
(3) A portion of the brokerage commissions the fund paid was used to reduce its expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby credits realized as a result of uninvested cash balances were used to reduce custodian and transfer agent expenses. Including these reductions, total operating expenses would have been as follows:
	VIP Equity-Income Portfolio	0.56%
	VIP Growth Portfolio	0.65%
	VIP Overseas Portfolio	0.87%
	VIP II Asset Manager Portfolio	0.62%
	VIP II Contrafund Portfolio	0.65%
	VIP II Asset Manager: Growth Portfolio	0.70%
	VIP III Balanced Portfolio	0.55%
	VIP III Growth Opportunities Portfolio	0.68%


	VIP III Growth & Income Portfolio	0.59%
 (4) Fidelity Management and Research agreed to reimburse a portion of the VIP II Index 500 expenses during 1999. Without this reimbursement, the other expenses and total expenses would have been:
		Other	Total
	Expenses	Expenses
	VIP II Index 500	0.10%	0.34%
(5) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Including these reductions, the total expenses would have been as follows:
MFS VIT Emerging Growth Series	0.83%
MFS VIT Research Series	0.85%
MFS VIT Growth With Income Series	0.87%
MFS VIT New Discovery Series	1.05%
(6) MFS has agreed to bear expenses for this portfolio such that the portfolio's other expenses shall not exceed 0.15%. Without this limitation, the other expenses and total expenses would have been:
	Other	Total
	Expenses	Expenses
MFS VIT New Discovery	1.59%	2.49%
(7) Lord Abbett & Co has agreed to reimburse a portion of the expenses for the VC Mid-Cap Value and VC International portfolios. Without this reimbursement, the total expenses would have been 3.72% for the VC Mid-Cap Value and 5.22% for the VC International Portfolios.

ADDITIONAL INFORMATION ABOUT THE
CONTRACTS
Your Right To Examine This Contract
You have a right to examine and cancel the contract.
Your cancellation request must be postmarked by the
latest of the following 3 dates:
 	10 days after you receive your contract   ;,
 	10 days after we mail you a notice of this right   ;
,     or
 	45 days after you sign the contract application.
If you cancel your contract during this period, then we
will return your cash value plus all of the charges we
have deducted from premiums or from the investment
divisions or the cash value.  Expenses of the portfolios
are not returned.
See "Your Right To Examine The Contract" on page
   2728    .
Your Contract Can Lapse
Your contract remains in force if the net cash surrender value can pay the monthly charges. In addition, during the Minimum Premium Period, your contract will
remain in force as long as you meet the applicable
minimum premium requirements.  However, the
contract can lapse after the Minimum Premium Period
no matter how much you pay in premiums, if the net
cash surrender value is insufficient to pay the monthly charges (subject to the grace period). See "Your
Contract Can Lapse" on page    2828    .
Tax Effects of    Variable Universal Life
4Advanced VUL
We believe that a contract issued on the basis of a
standard rate class should    quality qualify     as a
life insurance contract for federal income tax purposes.
It is unclear whether a contract issued on a substandard basis would qualify as a life insurance contract, particularly if you pay the full amount of premiums permitted under the contract. If a contract does not satisfy Section 7702 of the Internal Revenue code
(defining life insurance for tax purposes), we will take appropriate and reasonable steps to try to get the contract to comply with Section 7702.
If a contract qualifies as a life insurance contract for federal income tax purposes, then the death benefit payment is not subject to federal income tax. In
addition, under current federal tax law, you do not
have to pay income tax on any increases in your cash
value as long as they remain in your contract.
A contract may be treated as a "Modified Endowment
   cC    ontract"     ("MEC")     depending
upon the amount of premiums paid in relation to the
death benefit. If the contract is a     Modified
Endowment contractMEC    , then all pre-death
distributions, including contract loans, will be treated first as distributions of taxable income and then as a return of your investment in the contract. In addition, prior to age 59 1/2, such distributions generally will be subject to a 10% penalty tax.
If the contract is not a    Modified Endowment
contract MEC    , distributions generally will be
treated first as a return of your investment in the
contract and then as a distribution of taxable income. Moreover, loans will not be treated as distributions. Finally, distributions and loans from a contract that is
not a    Modified Endowment contract MEC
    are not subject to the 10% penalty tax. See "TAX
EFFECTS" on page    3132    .
Illustrations
This prospectus includes sample projections of
hypothetical death benefits and cash surrender values,
beginning on page    4041    .  These are only
hypothetical figures and are not indications of either
past or anticipated future investment performance.
These hypothetical value projections may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions.
They may help in comparing this contract to other life insurance contracts. They indicate that if the contract is surrendered in the early contract years, the net cash surrender value may be low compared to never
purchasing the    policycontract     and investing
the money used as premiums at 5% per year. This demonstrates that this contract should not be purchased as a short-term investment.
   How to Contact Us
You can write to us at our Executive Office to pay premiums, send correspondence or take any other action such as transfers between investment divisions, or changes in Specified Amount, regarding your contract. Our Executive Office is located at:
Our Executive Office is located at:


Midland National Life Insurance Company
One Midland Plaza
Sioux Falls  SD  57193

All correspondence and premium payments should be
sent to this address.
PART 2: DETAILED INFORMATION
ABOUT    VARIABLE UNIVERSAL LIFE 4
ADVANCED VUL
INSURANCE FEATURES
This prospectus describes our    Variable Universal
Life 4Advanced VUL     contract. There may be
contractual variances because of requirements of the
state where your contract is     issueddelivered    .
How the Contracts Differ From Whole Life
Insurance
   Variable Universal Life 4 Advanced VUL (VUL-
4)     provides insurance coverage with flexibility in
death benefits and premium payments.  It enables you
to respond to changes in your life and to take
advantage of favorable financial conditions.
VUL-4 Advanced VUL     differs from traditional
whole life insurance because you may choose the
amount and frequency of premium payments, within
limits.
In addition,    VUL-4 Advanced VUL     has two
types    of     death benefit options.  You may
switch back and forth between these options.
   Variable Universal Life 4Advanced VUL
also allows you to change the face amount without
purchasing a new insurance    policycontract    .
However, evidence of insurability may be required.
Application for Insurance
To apply for a contract you must submit a completed
application.  We decide whether to issue a contract
based on the information in the application and our
standards for issuing insurance and classifying risks. If
we decide not to issue a contract, then we will return
the sum of premiums paid plus interest credited.  The
maximum issue age is 80.
Death Benefit
We pay the death benefit to the beneficiary when the
insured    person     dies (outstanding
indebtedness will be deducted from the proceeds).  As
the owner, you may choose between two death benefit
options:
 	Option 1 provides a benefit that equals the face
amount of the contract.  This "level" death benefit is
for owners who prefer insurance coverage that does
not vary in amount and has lower insurance charges.
Except as described below, the option 1 death
benefit is level or fixed at the face amount.
 	Option 2 provides a benefit that equals the face
amount of the contract plus the cash value on the
day the insured person dies.  This "variable" death
benefit is for owners who prefer to have investment
performance reflected in the amount of their
insurance coverage.  Under Option 2, the value of
the death benefit fluctuates with your cash value.
Under both options, Federal tax law may require a
greater benefit.  This benefit is a percentage multiple
of your cash value.  The percentage declines as the
insured    person     gets older (this is referred to
as the "corridor" percentage).  The minimum death
benefit will be your cash value on the day the insured
   person     dies multiplied by the percentage for
his or her age.  For this purpose, age is the attained age
(last birthday) at the beginning of the contract year of
the insured   's person's     death.
The percentages are shown below:
Table of Death Benefits
Based on Cash Value
		The Death		The Death
		Benefit Will		Benefit Will
		Be At Least		Be At Least
	If The	Equal To	If The	Equal To
	Insured	This Percent	Insured	This Percent
	Person's	of The	Person's	of The
	Age Is	Cash Value	Age Is	Cash Value
	0-40	250%	60	130%
	41	243%	61	128%
	42	236%	62	126%
	43	229%	63	124%
	44	222%	64	122%

	45	215%	65	120%
	46	209%	66	119%
	47	203%	67	118%
	48	197%	68	117%
	49	191%	69	116%

	50	185%	70	115%
	51	178%	71	113%
	52	171%	72	111%
	53	164%	73	109%
	54	157%	74	107%

	55	150%	75-90	105%
	56	146%	91	104%
	57	142%	92	103%
	58	138%	93	102%
	59	134%	94	101%
			95-99	100%
These percentages are based on federal income tax law
which require a minimum death benefit, in relation to
cash value, for your contract to qualify as life
insurance.
For example, assume the insured person is 55 years old
and the face amount is $100,000.  The "corridor
percentage" at that age is 150%.  Under Option 1, the
death benefit will generally be $100,000. However,
when the cash value is greater than $66,666.67, the
corridor percentage applies and the death benefit will
be greater than $100,000 (since 150% of $66,666.67
equals $100,000).  In this case, at age 55, we multiply
the cash value by a factor of 150%.  So if the cash
value were $70,000, then the death benefit would be
$105,000.
Under Option 2, the death benefit is the face amount
plus the cash value.  In this example, if a 55 year-old
had a face amount of $100,000 and a cash value of
$200,000, then the death benefit would be $300,000.
This figure results from either: (a) adding the face
amount to the cash value or (b) multiplying the cash
value by the corridor percentage. For all cash values higher than this level, the corridor percentage would apply.  Therefore, for every $1.00 added to the cash
value above $200,000, the death benefit would
increase by $1.50 (at that age).
Under either option, the length of time your contract remains in force depends on the net cash surrender value of your contract and whether you meet the
Minimum Premium Period requirements.  Your
coverage lasts as long as your net cash surrender value
can cover the monthly deductions from your cash
value.  In addition, during the Minimum Premium
Period, your contract remains in force if the sum of
your premium payments (minus any loans or
withdrawals) is greater than the sum of the monthly
minimum premiums for all of the contract months
since the contract was issued.
The investment performances of the investment
divisions and the interest earned in the General
Account affect your cash value.  Therefore, the returns
from these investment options can affect the length of
time your contract remains in force.
The minimum initial face amount generally is $50,000.
For issue ages 0 to 14    in the non-smoker
class    , the minimum is $25,000.    For insured
persons age 20 to 44 at issue and in the preferred non-smoker rate class, the minimum face amount is
$100,000. For insured persons age 20-44 at issue in the preferred plus non-smoker, preferred nonsmoker or the preferred smoker rate classes, the minimum face amount is $100,000
Maturity Benefit
If the insured person is still living on the maturity date,
we will pay the beneficiary the    cash value minus
any outstanding loansNet Cash Value    .  The
contract will then end.  The maturity date is the
contract anniversary after the insured person's 100th birthday. In certain circumstances, you may extend the maturity date (doing so may have tax consequences).
See "Maturity Date" on page    2829    .
Changes In    Variable Universal Life 4
Advanced VUL
Variable Universal Life 4 Advanced VUL     gives
you the flexibility to choose from a variety of
strategies that enable you to increase or decrease your
insurance protection.
A reduction in face amount lessens the emphasis on a contract's insurance coverage by reducing both the death benefit and the amount of pure insurance
provided.  The amount of pure insurance is the
difference between the cash value and the death
benefit. This is the amount of risk we take. A reduced amount at risk results in lower cost of insurance deductions from your cash value.
A partial withdrawal reduces the cash value and may
reduce the death benefit, while providing you with a
cash payment, but generally does not reduce the
amount at risk. Choosing not to make premium
payments may have the effect of reducing the cash
value. Under death benefit option 1, reducing the cash value increases the amount at risk (thereby increasing the cost of insurance deductions) while leaving the
death benefit unchanged; under death benefit option 2,
it decreases the death benefit while leaving the amount
at risk unchanged.
Increases in the face amount have the exact opposite
effect of decreases.
Changing The Face Amount of Insurance
You may change the face amount of your contract by
sending a written request to our executive office.  You
can only change the face amount twice each contract
year.  All changes are subject to our approval and to
the following conditions.
For increases:
 	Increases in the face amount must be at least
$25,000.
 	To increase the face amount, you must provide satisfactory evidence of insurability. If the insured person has become a more expensive risk, then we charge higher cost of insurance fees for the
additional amounts of insurance (we may change
this procedure in the future).
 	Monthly cost of insurance deductions from your
cash value will increase.  There will also be a
surrender charge increase.  These begin on the date
the face amount increase takes effect.
 	The right to examine this contract does not apply to face amount increases. (It only applies when you first buy the contract.)
For decreases:
 	You cannot reduce the face amount below the
minimum we require to issue this contract at the
time of the reduction.
 	Monthly cost of insurance deductions from your
cash value will decrease.
 	The federal tax law may limit a decrease in the face
amount.
 	If you request a face amount decrease after you have already increased the face amount at substandard
(i.e., higher) cost of insurance charges, and the
original face amount was at standard cost of
insurance charges, then we will first decrease the
face amount that is at substandard higher cost of
insurance charges.  We may change this procedure.
Changing Your Death Benefit Option
You may change your death benefit option by sending
a written request to our executive office. We require satisfactory evidence of insurability to make this change.
If you change from option 1 to option 2, the face
amount decreases by your cash value on the date of the change. This keeps the death benefit and amount at risk the same as before the change.  We may not allow
a change in death benefit option if it would reduce the
face amount below the minimum we require to issue
this contract at the time of the reduction.
If you change from option 2 to option 1, then the face amount increases by the amount of your cash value on the date of the change. These increases and decreases
in face amount are made so that the amount of the
death benefit remains the same on the date of the
change. When the death benefit remains the same,
there is no change in the net amount at risk. This is the amount on which the cost of insurance charges are based.
When Contract Changes Go Into Effect
Any changes in the face amount or the death benefit
option will go into effect on the monthly anniversary
after the date we approved your request.  After your
request is approved, you will receive a written notice showing each change. You should attach this notice to your contract.  We may also ask you to return your
contract to us at our executive office so that we can
make a change.  We will notify you if we do not
approve a change you request.  For example, we might
not approve a change that would disqualify your
contract as life insurance for income tax purposes.
Contract changes may have negative tax consequences.
See "TAX EFFECTS" on page    3132    .
Flexible Premium Payments
You may choose the amount and frequency of
premium payments, within the limits described below.
Even though your premiums are flexible, your contract information page will show a "planned" periodic premium.  You determine the planned premium when
you apply and can change it at any time.  You will
specify the frequency to be on a quarterly, semi-annual
or annual basis. Planned periodic premiums may be
monthly if paid by pre-authorized check.  Premiums
may be bi-weekly if paid by Civil Service Allotment.
The planned premiums may not be enough to keep
your contract in force.
The insurance goes into effect when we receive your
initial minimum premium payment (and approve your application). We determine the initial minimum premium based on:
1)	the age, sex, and premium class of the insured
person,
2)	the initial face amount of the contract, and
3)	any additional benefits selected.
All premium payments should be payable to
"Midland". After your first premium payment, all
additional premiums should be sent directly to our
executive office.
 We will send you premium reminders based on your
planned premium schedule.  You may make the
planned payment, skip the planned payment, or change
the frequency or the amount of the payment.
Generally, you may pay premiums at any time.
Amounts must be at least $50, unless made by a pre-
authorized check.     Under current Company
practice, Aa    mounts made by a pre-authorized
check can be as low as $30.
Payment of the planned premiums does not guarantee
that your contract will stay in force.  Additional
premium payments may be necessary.  The planned
premiums increase when the face amount of insurance increases. This includes increases resulting from the Automatic Benefit Increase provision. (See
"Automatic Benefit Increase Provision" on page 15 for details on how and when the increases are applied.)
If you send us a premium payment that would cause
your contract to cease to qualify as life insurance under Federal tax law, we will notify you and return that portion of the premium that would cause the
disqualification.
Premium Provisions During The Minimum Premium
Period. During the Minimum Premium Period, you can
keep your contract in force by meeting a minimum
premium requirement.  In most states, the Minimum
Premium Period lasts until the later of the 5th contract anniversary or the insured's 70th birthday. A monthly
minimum premium is shown on your    contract
information pageschedule of contract benefits    .
(This is not the same as the planned premiums.)  The
minimum premium requirement will be satisfied if the
sum of premiums you have paid, less your loans or withdrawals, is more than the sum of the monthly minimum premiums required to that date.  The
minimum premium increases when the face amount
increases.
During the Minimum Premium Period, your contract
will enter a grace period and lapse if:
 	the net cash surrender value cannot cover the monthly deductions from your cash value; and
 	the premiums you have paid, less your loans or withdrawals, are less than the total monthly minimum premiums required to that date.
This contract lapse can occur even if you pay all of the
planned premiums.
Premium Provisions After The Minimum Premium
Period.  After the Minimum Premium Period, your
contract will enter a grace period and lapse if the net
cash surrender value cannot cover the monthly
deductions from your cash value. Paying your planned premiums may not be sufficient to maintain your contract because of investment performance, charges
and deductions, contract changes or other factors. Therefore, additional premiums may be necessary to keep your contract in force.
Allocation of Premiums
Each net premium will be allocated to the investment
divisions or to our General Account on the    later of
the     day we receive it     or on the record
date(except that any premium received before we issue
the contract will not be allocated or invested until we
issue the contract).       The net premium is the
premium minus a premium charge and any expense
charges.  Each premium is put into your cash value
according to your instructions.  Your contract
application may provide directions to allocate net
premiums to our General Account or the investment
divisions.  You may not allocate your cash value to
more than 10 investment divisions at any one point in
time.  Your allocation instructions will apply to    all
of     your premiums unless you write to our
executive office with new instructions. Allocation percentages may be any whole number from 0 to 100.
The sum of the allocation percentages must equal 100.
Of course, you may choose not to allocate a premium
to any particular investment division. See "THE
GENERAL ACCOUNT" on page    2323    .  Any
premium received before the record date will be held
and earn interest in the General Account until the day
after the record date. When this period ends your instructions will dictate how we allocate it.
Additional Benefits
You may include additional benefits in your contract. Certain benefits result in an additional monthly deduction from your cash value.  You may cancel
these benefits at any time. The following briefly summarizes the additional benefits that are currently available:
(1)  Disability Waiver Benefit:  With this benefit, we
waive monthly charges from the cash value if the
insured person becomes totally disabled on or after
his/her 15th birthday and the disability continues for at least 6 months. If a disability starts before the contract anniversary following the insured person's 60th birthday, then we will waive monthly deductions for as
long as the disability continues.
(2)  Monthly Disability Benefit:  With this benefit,
we pay a set amount into your cash value each month
(the amount is on your    contract information
pageschedule of contract benefits)     .  The benefit
is payable when the insured person becomes totally
disabled on or after their 15th birthday and the
disability continues for at least 6 months. The
disability must start before the contract anniversary following the insured person's 60th birthday. The benefit will continue until the insured person reaches
age 65. If the amount of benefit paid into the cash
value is more than the amount    allowed permitted
    under the income tax code, the monthly benefit
will be paid to the insured person.
(3)  Accidental Death Benefit:  We will pay an
additional benefit if the insured person dies from a physical injury that results from an accident, provided the insured person dies before the contract anniversary
that is within a half year of his or her 70th birthday.
(4)  Children's Insurance Rider:  This benefit
provides term life insurance on the lives of the insured person's children. This includes natural children, stepchildren and legally adopted children, between the ages of 15 days and 21 years.  They are covered until
the insured person reaches age 65 or the child reaches
age 25.
(5) Family Insurance Rider:  This benefit provides
term life insurance on the insured person's children as
does the Children's Insurance. It also provides
decreasing term life insurance on the insured's spouse.
(6)  Additional Insured Rider:  You may provide
term insurance for another person, such as the insured person's spouse, under your contract. A separate charge will be deducted for each additional insured.
(7)  Guaranteed Insurability Rider:  This benefit
provides for additional amounts of insurance without
further evidence of insurability.
(8) Living Needs Rider: This benefit provides an accelerated death benefit as payment of an "Advanced
Sum," in the event the insured person is expected to
die within 12 months.
You can choose the amount of the death benefit
amount to accelerate at the time of the claim. The
maximum advanced sum is 50% of the eligible death
benefit (which is the death benefit of the contract plus
the sum of any additional death benefits on the life of
the insured person provided by any eligible riders).
Currently,    there is we have     a maximum of
$250,000 and a minimum of $5,000.
There is no charge for this benefit prior to the time of a payment. The amount of the advanced sum is reduced by expected future interest and may be reduced by a
charge for administrative expenses.
On the day we pay the accelerated benefit, we will
reduce the following in proportion to the reduction in
the eligible death benefit:
a.	the death benefit of the contract and of each
eligible rider
b.	the face amount
c.	any cash values
d.	any outstanding loan
When we reduce the cash value, we allocate the
reduction based on the proportion that your unloaned
amounts in the General Account and your amounts in
the investment divisions bear to the total unloaned
portion of your cash value.
Pursuant to the Health Insurance Portability and Accountability Act of 1996, we believe that for federal income tax purposes an advanced sum
payment made under the living needs rider should
be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured person under the contract. However, you should consult a qualified tax advisor about the
consequences of adding this rider to a contract or requesting an advanced sum payment under this rider.
Extended Maturity Option
This option allows the maturity date to be extended indefinitely, or as long as allowed by the IRS. If the insured is alive on the maturity date and this contract is still in force and not in the grace period, this option may be elected. In order to elect this option, all of the Cash Value must be transferred to either the General
Account or the Money Market Investment Division
and the death benefit option must be elected as Option
1.  Once your    policycontract     is extended
beyond the Maturity Date, there will be no further monthly deductions and we will only allow transfers to the General Account or the Money Market Investment
Division. Furthermore, we will not allow any of the following to occur:
  Increase in the Specified Amount of Insurance
  Changes in the Death Benefit Options
  Premium Payments

The Extended Maturity Option may have tax
consequences.  Consult your tax advisor before taking
this election.
Automatic Benefit Increase Provision
The Automatic Benefit Increase (ABI) provision is a
contract rider that allows for face amount increases to
keep pace with inflation.  All standard issues of
regularly underwritten policies issued after May 1,
1998,  include the ABI provision, except where the
issue age of the primary insured is older than 55.  In
addition, the ABI provision is not included where the
billing mode is military government allotment, civil
service allotment or list bill.
The ABI can automatically increase your face amount
every two years, based on increases in the Consumer
Price Index.  The increases will occur on the 2nd
contract anniversary and every two years thereafter,
unless you reject an increase.  The increases continue
until the rider terminates.  We send you a notice about
the increase amounts at least 30 days before the
increase date.  You have the right to reject any increase
   in face amount     by sending    us a
written     notice before it takes effect.  If you reject
an increase, then the ABI provision terminates. (See
your ABI rider for    exact     details.)
We calculate each face amount increase under the ABI
provision as follows:
(a)	The eligible face amount, multiplied by
(b)	The Consumer Price Index 5 months before the
increase date, divided by
(a)	The Consumer Price Index 29 months before the
increase date, minus
(b)	The eligible face amount from part (a).
The eligible face amount is the sum of the portions of
the face amount of insurance that are in    the non-
smoker, ordinary or preferred premium a standard
    class.
The maximum increase is the lesser of $50,000 or 20%
of the eligible face amount.  The ABI provision
automatically terminates once the total of the increases
is more than twice the initial face amount.  The
Consumer Price Index is the U.S. Consumer Price
Index for all urban consumers as published by the U.S.
Department of Labor. (See your
   policycontract     form for more details on this
index.)
The ABI provision does not require separate monthly
charges, but it does affect the amount of your monthly
cost of insurance charge by increasing your face
amount. (See "Deductions From Your Cash Value" on
page    2525    .)
ABI increases also increase the planned and minimum
premiums. (See Your ABI Rider and Your Base
Contract    PolicyContract     Form for exact
details.)
The Automatic Benefit Increase Provision may have
tax consequences.  Consult your tax advisor for
questions.
SEPARATE ACCOUNT INVESTMENT
CHOICES
Our Separate Account And Its Investment Divisions
The "Separate Account" is our Separate Account A,
established under the insurance laws of the State of
South Dakota.  It is a unit investment trust registered
with the Securities and Exchange Commission (SEC)
under the Investment Company Act of 1940 but this
registration does not involve any SEC supervision
of its management or investment policies.  The
Separate Account meets the definition of a "Separate
Account" under the federal securities laws.  The
Separate Account has a number of investment
divisions, each of which invests in the shares of a
corresponding portfolio of the Funds. You may
allocate part or all of your net premiums to ten of the
   twenty-fivethirty     investment divisions of our
Separate Account.
The Funds
Each of the    2530     portfolios available under
the contract is a "series" of one of the following
investment companies:
1.	Fidelity's Variable Insurance Products Fund Initial
Class,
2.	Fidelity's Variable Insurance Products Fund II
Initial Class,
3.	Fidelity's Variable Insurance Products Fund III
Initial Class,
4.	American Century Variable Portfolios, Inc.,
5.	MFS Variable Insurance Trusts, and
6.	Lord Abbett Series Fund, Inc.
7.	   Alger American Fund
The Funds' shares are bought and sold by our Separate
Account at net asset value. More detailed information about the Funds and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus.
Midland may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may vary between funds and portfolios and may be based on the amount of Midland's investments in the Funds.
Investment Policies Of The Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:
Portfolio
Objective
VIP Money Market
Portfolio
Seeks as high a level of
current income as is
consistent with preservation
of capital and liquidity by
investing in U.S. dollar-
denominated money market
securities.

VIP High Income
Portfolio
Seeks a high level of current
income by investing
primarily in income-
producing debt securities
while also considering
growth of capital.
   PolicyContract
owners should understand
that the fund's unit price
may be volatile due to the
nature of the high yield
bond marketplace.

VIP Equity-Income
Portfolio
Seeks reasonable income by
investing primarily in
income-producing equity
securities. In choosing these
securities, the investment
manager will consider the
potential for capital
appreciation. The Portfolio's
goal is to achieve a yield
which exceeds the
composite yield on the
securities comprising the
Standard & Poor's
Composite Index of 500
Stocks.


VIP Growth Portfolio






Seeks capital appreciation
by investing in common
stocks. The adviser invests
the fund's assets in
companies the adviser
believes have above-average
growth potential.
   VIP Mid Cap
Portfolio
Seeks long term growth of
capital.

VIP Overseas Portfolio
Seeks long-term growth of
capital, primarily through
investments in foreign
securities.

VIP II Asset Manager
Portfolio
Seeks high total return with
reduced risk over the long
term by allocating its assets
among domestic and foreign
stocks, bonds and short-term
instruments.

VIP II Investment
Grade Bond Portfolio
Seeks as high a level of
current income as is
consistent with the
preservation of capital by
investing in U.S. dollar-
denominated investment-
grade bonds.

VIP II Contrafund
Portfolio
Seeks to achieve capital
appreciation over the long
term by investing in
common stocks and
securities of companies
whose value the manager
believes is not fully
recognized by the public.

VIP II
Asset Manager: Growth
Portfolio
Seeks to maximize total
return by allocating its
assets among stocks, bonds,
short-term instruments, and
other investments.

VIP II Index 500
Portfolio
Seeks to provide investment
results that correspond to the
total return of common
stocks publicly traded in the
United States by duplicating
the composition and total
return of the Standard &
Poor's Composite Index of
500 Stocks.

VIP III Growth &
Income Portfolio
Seeks high total return,
combining current income
and capital appreciation.
Invests mainly in stocks that
pay current dividends and
show potential for capital
appreciation.

VIP III Balanced
Portfolio
Seeks both income and
growth of capital. When the
investment manager's
outlook is neutral, it will
invest approximately 60%
of the fund's assets in equity
securities and will always
invest at least 25% of the
fund's assets in fixed-
income senior securities.

VIP III Growth
Opportunities Portfolio
Seeks capital growth by
investing primarily in
common stocks. Although
the fund invests primarily in
common stocks, it has the
ability to purchase other
securities, including bonds,
which may be lower-quality
debt securities.
American Century
VP Capital
Appreciation Portfolio
Seeks capital growth by
investing primarily in
common stocks that
management considers to
have better-than-average
prospects for appreciation.

American Century
VP Value Portfolio
Seeks long-term capital
growth with income as a
secondary objective. Invests
primarily in equity securities
of well-established
companies that management
believes to be under-valued.

American Century
VP Balanced Portfolio
Seeks capital growth and
current income. Invests
approximately 60 percent of
its assets in common stocks
that management considers
to have better than average
potential for appreciation
and the rest in fixed income
securities.

American Century
VP International
Portfolio
Seeks capital growth by
investing primarily in
securities of foreign
companies that management
believes to have potential
for appreciation.

American Century
VP Income & Growth
Portfolio
Seeks dividend growth,
current income and capital
appreciation.  The Portfolio
will seek to achieve its
investment objective by
investing in common stocks.
MFS VIT
Emerging Growth
Series
Seeks to provide long-term
growth of capital.
MFS VIT Research
Series
Seeks to provide long-term
growth of capital and future
income.
MFS VIT Growth
with Income Series
Seeks to provide reasonable
current income and long-
term growth of capital and
income.
MFS VIT New
Discovery Series

Seeks capital appreciation.
Lord Abbett VC
Growth and Income
Portfolio
Seeks long-term growth of
capital and income without
excessive fluctuation in
market value
Lord Abbett VC Mid-
Cap Value Portfolio
Seeks capital appreciation
through investments,
primarily in equity securities
which are believed to be
undervalued in the
marketplace.

Lord Abbett VC
International Portfolio
 .Seeks long-term capital
appreciation. Invests
primarily in equity securities
of non-U.S. issuers.
   Alger American
Small Capitalization
Portfolio
Seeks long term capital
appreciation by focusing on
small, fast growing
companies that offer
innovative products,
services or technologies to a
rapidly expanding
marketpalcemarketplace.
Alger American
MidCap Growth
Portfolio
Seeks long term capital
appreciation by focusing on
midsize companies with
promising growth potential.

   Alger American
Growth Portfolio
Seeks long term capital
appreciation by focusing on
growing companies that
generally have broad
product lines, markets,
financial resources and
depth of management.
Alger American
Leveraged AllCap
Portfolio
Seeks long term capital
appreciation by investing,
under normal circumstances,
in the equity securities of
companies of any size which
demonstrate promising
growth potential.

Fidelity Management & Research Company manages
the VIP, VIP II and VIP III portfolios.  American
Century Investment Management, Inc. manages the
American Century VP Portfolios. MFS Services
Company manages the MFS Variable Insurance Trusts.
Lord Abbett & Co, manages the Lord Abbett Series
Fund, Inc.      Fred Alger Management, Inc.
manages the Alger American Portfolios.
The Fund portfolios available under these contracts are
not available for purchase directly by the general
public, and are not the same as the mutual funds with
very similar or nearly identical names that are sold
directly to the public. However, the investment
objectives and policies of the portfolios are very
similar to the investment objectives and policies of
other (publicly available) mutual fund portfolios that
have very similar or nearly identical names and that
are or may be managed by the same investment advisor
or manager. Nevertheless, the investment performance
and results of any of the Funds' portfolios that are
available under the contracts may be lower, or higher,
than the investment results of such other (publicly
available) portfolios. There can be no assurance, and
no representation is made, that the investment results
of any of the available portfolios will be comparable to
the investment results of any other portfolio or mutual
fund, even if the other portfolio or mutual fund has the
same investment advisor or manager and the same
investment objectives and policies and a very similar
or nearly identical name.
USING YOUR CASH VALUE
The Cash Value
Your cash value is the sum of your amounts in the
various investment divisions and in the General
Account (including any amount in our General
Account securing a contract loan).  Your cash value
reflects various charges. See "DEDUCTIONS AND
CHARGES" on page    2424    . Monthly
deductions are made on the contract date and on the
first day of each contract month.  Transaction and
surrender charges are made on the effective date of the
transaction.  Charges against our Separate Account are
reflected daily.
We guarantee amounts allocated to the General
Account.  There is no guaranteed minimum cash value
for amounts allocated to the investment divisions of
our Separate Account.  You bear that investment risk.
An investment division's performance will cause your
cash value to go up or down.
Amounts In Our Separate Account
Amounts allocated or transferred to the investment
divisions are used to purchase accumulation units.
Accumulation units of an investment division are
purchased when you allocate premiums, repay loans or
transfer amounts to that division.  Accumulation units
are redeemed when you make withdrawals when you
transfer amounts from an investment division
(including transfers for loans), when we make monthly
deductions and charges, and when we pay the death
benefit.  The number of accumulation units purchased
or redeemed in an investment division is calculated by
dividing the dollar amount of the transaction by the
division's accumulation unit value at the end of that
day.  The value you have in an investment division is
the accumulation unit value times the number of
accumulation units credited to you.  The number of
accumulation units credited to you will not vary
because of changes in accumulation unit values.
How We Determine The Accumulation Unit Value
We determine accumulation unit values for the
investment divisions at the end of each business day.
Accumulation unit values fluctuate with the investment
performance of the corresponding portfolios of the
Funds.  They reflect investment income, the portfolio's
realized and unrealized capital gains and losses, the
Funds' expenses, and our deductions and charges.  The
accumulation unit value for each investment division is
set at $10.00 on the first day there are contract
transactions in our Separate Account associated with
these contracts.  After that, the accumulation unit value
for any business day is equal to the accumulation unit
value for the previous business day multiplied by the
net investment factor for that division on that business
day.
We determine the net investment factor for each
investment division every business day as follows:
 	We take the value of the shares belonging to the
division in the corresponding Fund portfolio at the
close of business that day (before giving effect to
any contract transactions for that day, such as
premium payments or surrenders). We use the share
value reported to us by the Fund.
 	We add any dividends or capital gains distributions
paid by the portfolio on that day.
 	We divide this amount by the value of the amounts
in the investment division at the close of business
on the preceding business day (after giving effect to
any contract transactions on that day).
 	We subtract a daily asset charge for each calendar
day between business days (for example, a Monday
calculation may include charges for Saturday and
Sunday). The daily charge is .0024547%, which is
an effective annual rate of 0.90%.  We currently
intend to reduce this charge to    0. 250.50    %
after the    10th 20th     contract year.  (This
reduction is not guaranteed.)  (See "Mortality and
Expense Risks" on page 25.)
 	We may    also     subtract any daily charge for
taxes or amounts set aside as tax reserves.
Cash Value Transactions
The transactions described below may have different
effects on your cash value, death benefit, face amount
or cost of insurance changes.  You should consider the
net effects before making any cash value transactions.
Certain transactions have fees.  Remember that upon
completion of these transactions, you may not have
your cash value allocated to more than 10 investment
divisions.
Transfers Of Cash Value
You may transfer amounts among the investment
divisions and between the General Account and any
investment divisions.  To make a transfer of cash
value, write to our executive office.  Currently, you
may make an unlimited number of transfers of cash
value in each contract year.  But we reserve the right to
assess a $25 charge    for each transfer     after the
12th transfer in a contract year.  If we charge you for
making a transfer, then we will allocate the charge as
described under "Deductions and Charges  How Cash
Value Charges Are Allocated" on page    2626    .
Although a single transfer request may include
multiple transfers, it will be considered a single
transfer for fee purposes.
Transfer requests received before 3:00 p.m.
(Central Standard Time)      will take affect on the
same day if that day is a business day. Otherwise, the
transfer request will take affect on the business day
following the day we receive your request. Transfers
are effected at unit values determined at the close of
business on the day the transfer takes effect.  The
minimum transfer amount is $200.  The minimum
amount does not have to come from or be transferred
to just one investment division.  The only requirement
is that the total amount transferred that day equals the
transfer minimum.
The total amount that can be transferred from the
General Account to the Separate Account, in any
contract year, cannot exceed the larger of:
1.	25% of the unloaned amount in the General
Account at the beginning of the contract year, or
2.	$25,000.  (We reserve the right to decrease this to
$1,000.)
These limits do not apply to transfers made in a Dollar
Cost Averaging program that occurs over a time period
of 12 or more months.
Dollar Cost Averaging
The Dollar Cost Averaging (DCA) program enables
you to make monthly transfers of a predetermined
dollar amount from the DCA source account (any
investment division or the General Account) into one
or more of the investment divisions.  By allocating
monthly, as opposed to allocating the total amount at
one time, you may reduce the impact of market
fluctuations.  This plan of investing does not insure a
profit or protect against a loss in declining markets.
The minimum monthly amount to be transferred using
DCA is $200.
You can elect the DCA program at any time.  You
must complete the proper request form, and there must
be a sufficient amount in the DCA source account.
The minimum amount required in the DCA source
account for DCA to begin is the sum of $2,400 and the
minimum premium.  You can get a sufficient amount
by paying a premium with the DCA request form,
allocating premiums, or transferring amounts to the
DCA source account.  The DCA election will specify:
a.	The DCA source account from which DCA
transfers will be made,
b.	That any money received with the form is to be
placed into the DCA source account,
c.	The total monthly amount to be transferred to the
other investment divisions, and
d.	How that monthly amount is to be allocated among
the investment divisions.
The DCA request form must be received with any
premium payments you intend to apply to DCA.
Once DCA is elected, additional premiums can be
deposited into the DCA source account by sending
them in with a DCA request form.  All amounts in the
DCA source account will be available for transfer
under the DCA program.
Any premium payments received while the DCA
program is in effect will be allocated using the
allocation percentages from the DCA request form,
unless you specify otherwise.  You may change the
DCA allocation percentages or DCA transfer amounts
twice during a contract year.
If it is requested when the contract is issued, then DCA
will start at the beginning of the 2nd contract month.
If it is requested after issue, then DCA will start at the
beginning of the 1st contract month which occurs at
least 30 days after the request is received.
DCA will last until the value in the DCA source
account falls below the allowable limit or until we
receive your written termination request.  DCA
automatically terminates on the maturity date.
Midland does not charge any specific fees for you to
participate in a DCA program.  However, transfers
made through a DCA program which only extends for
fewer than 12 months will be included in counting the
number of transfers of cash value.  While we currently
allow an unlimited number of free transfers, we do
reserve the right to charge for each transfer after the
12th one in any contract year.
We reserve the right to end the DCA program by
sending you one month's notice.
Portfolio Rebalancing
The Portfolio Rebalancing Option allows
   policycontract    owners, who are not
participating in a Dollar Cost Averaging program, to
have the Company automatically reset the percentage
of cash value allocated to each investment division to a
pre-set level.  For example, you may wish to specify
that 30% of your cash value be allocated to the VIP
Growth Investment Division, 40% in the VIP High
Income Investment Division and 30% in VIP II
Overseas Investment Division.  Over time, the
variations in the investment division's investment
results will shift the percentage allocations of your
cash value.  If you elect this option, then at each
contract anniversary, We will transfer amounts needed
to "re-balance" the cash value to the specified
percentages selected by you.  Rebalancing is not
available to amounts in the General Account.
Rebalancing may result in transferring amounts from
an investment division earning a relatively high return
to one earning a relatively low return.
Even with a Portfolio Rebalancing Option, you can
only allocate your total cash value in up to at most 10
investment divisions.  We reserve the right to end the
Portfolio Rebalancing Option by sending you one
month's notice.  Contact us at our Executive Office to
elect the Portfolio Rebalancing Option.
Midland does not charge any specific fees for you to
participate in a portfolio rebalancing program.
However, transfers made through a portfolio
rebalancing program which only extends for fewer
than 12 months will be included in counting the
number of transfers of cash value.  While we currently
allow an unlimited number of free transfers, we do
reserve the right to charge for each transfer after the
12th one in any contract year.
Contract Loans
Whenever your contract has a net cash surrender value,
you may borrow up to 92% of the cash surrender value
using only your contract as security for the loan.  If
you request an additional loan, then the outstanding
loan and loan interest will be added to the additional
loan amount and the original loan will be canceled.
Thus, you will only have one outstanding loan.
   A loan taken from, or secured by, a contract may
have income tax consequences.  See "TAX EFFECTS"
on 31.We pay you interest on this loaned amount,
currently at an annual rate of 3.5%.  (We charge you
interest on the loaned amount at a higher rate, see
below).  A loan taken from, or secured by, a contract
may have federal income tax consequences. See "TAX
EFFECTS" on page 32.
You may request a loan by contacting our executive
office. You should tell us how much of the loan you
want taken from your unloaned amount in the General
Account or from the Separate Account investment
divisions.  If you do not tell us how to allocate your
loan, the loan will be allocated according to your
deduction allocation percentages as described under
"How Cash Value Charges Are Allocated" on page
   2626    .  If the loan cannot be allocated this
way, then we will allocate it in proportion to the
unloaned amounts of your cash value in the General
Account and each investment division.      We will
redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account). The amount of the loan allocated to the investment division will be transferred to the General Account by redeeming units from each investment division.

Interest Credited on Contract Loans:  The portion of
the General Account that is equal to the contract loan
will be credited an annual interest rate of 3.5%.
Contract Loan Interest    Charged:     . After the
10th contract year,     you may be able to take we will
offer     preferred loans   . provided your
contract's cash value is large enough.  Preferred loans
are loans up to the cash value less the total premiums
paid.  We guarantee that the annual rate of interest paid
on preferred loans will be equal to the interest rate
charged on such loans.  At the current time, we are
charging 3.5% on preferred loans and thus preferred
loans are being credited an annual interest rate of
3.5%.  Preferred loans are guaranteed to be available
for the portion of the loan that is from earnings (the earnings are equal to the dash value less premiums paid).  The annual interest rate charged on preferred
loans is guaranteed to be 3.5% (which is the same rate
we guarantee to credit on preferred loans).
Currently the annual interest rate we charge on non-preferred loans is 5.5%. We guarantee that the rate charged on non-preferred loans will not exceed 8%.
If you request an additional loan, then the outstanding
loan and loan interest will be added to the additional
loan amount and the original loan will be cancelled.
Thus, you will only have one outstanding loan.
Interest is due on each contract anniversary.  If you do
not pay the interest when it is due, then it will be added
to your outstanding loan and allocated based on the
deduction allocation percentages for your cash value.
This means we make an additional loan to pay the
interest and will transfer amounts from the General
Account or the investment divisions to make the loan.
If we cannot allocate the interest based on these percentages, then we will allocate it as described above for allocating your loan.
Repaying The Loan.  You may repay all or part of a
contract loan while your contract is in force.  While
you have a contract loan, we assume that any money
you send us is meant to repay the loan.  If you wish to
have any of these payments serve as premium
payments, then you must tell us in writing.
You may choose how you want us to allocate your
repayments. If you do not give us instructions, we will allocate your repayments based on your premium allocation percentages.
The Effects Of A Contract Loan On Your Cash Value.
A loan against your contract will have a permanent
effect on your cash value and benefits, even if the loan
is repaid.  When you borrow on your contract, we
transfer your loan amount into our General Account
where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions.  You may earn more or less on
the loan amount, depending on the performance of the
investment divisions and whether    that
performance is better or worse than the 3.5% annual
interest we credit on the portion of the General
Account securing the loan.  they are better or worse
than the rates declared for the unloaned portion of the
General Account.     .
Your Contract May Lapse.  Your loan may affect the
amount of time that your contract remains in force.
For example, your contract may lapse because the
loaned amount cannot be used to cover the monthly
deductions that are taken from your cash value.  If
these deductions are more than the net cash surrender
value of your contract, then the contract's lapse
provisions may apply. Since the contract permits loans
up to 92% of the cash surrender value, loan
repayments or additional premium payments may be
required to keep the contract in force, especially if you
borrow the maximum.
Withdrawing Money From Your  Cash Value
You may request a partial withdrawal of your net cash surrender value by writing to our executive office.
There is no surrender charge on partial withdrawals.
Partial withdrawals are subject to certain conditions.
They must:
 	be at least $200,
 	total no more than 50% of the net cash surrender
value in any contract year,
 	allow the death benefit to remain above the
minimum for which we would issue the contract at
that time,    and
 	allow the contract to still qualify as life insurance
under applicable tax law.
You may specify how much of the withdrawal you
want taken from each investment division.  If you do
not tell us, then we will make the withdrawal as
described in "Deductions and Charges  How Cash
Value Charges Are Allocated" on page    2626    .
Withdrawal Charges.  When you make a partial
withdrawal more than once in a contract year, a charge
of $25 (or 2% of the amount withdrawn, whichever is
less), will be deducted from your cash value.  If you do
not give us instructions for deducting the charge, then
it will be deducted as described under "Deductions and Charges How Cash Value Charges Are Allocated" on
page    2626    .
In general, we do not permit you to make a withdrawal
on monies for which your premium check has not
cleared your bank.
The Effects Of A Partial Withdrawal.  A partial
withdrawal reduces the amount in your cash value, the
cash surrender value and generally the death benefit on
a dollar-for-dollar basis.     However if, If     the
death benefit is based on the corridor percentage
multiple, then the death benefit reduction could be
greater.  If you have death benefit option 1, then we
will also reduce the face amount of your contract so
that there will be no change in the net amount at risk.
We will send you a new    contract information page
schedule of policycontract benefits     to reflect this
change.  Both the withdrawal and any reductions will
be effective as of the date we receive your request at
our executive office.
A contract loan might be better than a partial
withdrawal if you need temporary cash.      A
withdrawal may have income tax consequences.  See
"TAX EFFECTS" on page 31.
Surrendering Your Contract
You may surrender your contract for its net cash
surrender value while the insured person is living.
You do this by sending both a written request and the contract to our executive office. The net cash surrender value equals the cash surrender value minus
any loan outstanding (including loan interest).  During
the surrender charge period (   Tt    his period of
time is the earlier of 15    policycontract     years
or attained age 95), the cash surrender value is the cash value minus the surrender charge. After the surrender charge period, the cash surrender value equals the cash value. We will compute the net cash surrender value as of the date we receive your request and contract at
our executive office.  All of your insurance coverage
will end on that date.     A surrender may have
income tax consequences. See "TAX EFFECTS" on
page 31.
THE GENERAL ACCOUNT
You may allocate all or some of your cash value to the General Account. The General Account pays interest at a declared rate. We guarantee the principal after deductions. The General Account supports our insurance and annuity obligations.  Because of
applicable exemptive and exclusionary provisions,
interests in the General Account have not been
registered under the Securities Act of 1933, and the
General Account has not been registered as an
investment company under the Investment
Company Act of 1940.  Accordingly, neither the
General Account nor any interests therein are
generally subject to regulation under the 1933 Act
or the 1940 Act.  We have been advised that the
staff of the SEC has not made a review of the
disclosures which are included in this prospectus
for your information and which relate to the
General Account.
You may accumulate amounts in the General Account
by:
 	allocating net premium and loan payments,
 	transferring amounts from the investment divisions, securing any contract loans, or
 	earning interest on amounts you already have in the
General Account.
This amount is reduced by transfers, withdrawals and
allocated deductions.
We pay interest on all your amounts in the General
Account. The annual interest rates will never be less
than 3.    55    %.  We may, at our sole
discretion, credit interest in excess of 3.5%.  You
assume the risk that interest credited may not exceed
3.5%.  We may pay different rates on unloaned and
loaned amounts in the General Account.  Interest
compounds daily at an effective annual rate that equals
the annual rate we declared.
You may request a transfer between the General
Account and one or more of the investment divisions,
within limits.  See "Transfers of Cash Value".
The General    Account Account     may not be
available in all states.  Your state of issue will
determine if the General Account is available on your
contract.  Please check your    policycontract
form to see if the General Account is available on your
contract.
DEDUCTIONS AND CHARGES
Deductions From Your Premiums
We deduct a premium charge, and in some cases a
service charge from each premium.  The rest of each
premium (called the net premium) is placed in your
cash value.
Since this charge is a percentage of paid premiums, the amount of the charge will vary with the amount of premium.
Premium Charge.  We deduct a 6.5% premium charge
from each premium payment. Currently we plan to
eliminate  this charge after 15    policycontract
years -    but     this is not guaranteed.  This
charge partially reimburses us for premium taxes we
incur and for the selling and distributing costs of this contract. These include commissions and the costs of preparing sales literature and printing prospectuses.
(We also deduct a surrender charge if you surrender
your contract for its net cash surrender value or let
your contract lapse during the surrender charge period.
See "Surrender Charges" on page    2626    .)
Service Charge.  If you have chosen the Civil Service
Allotment Mode, then we deduct $.46     (forty-six
cents)     from each premium payment.  The $.46
covers the extra expenses we incur in processing bi-
weekly premium payments.
Charges Against The Separate Account
Fees and charges allocated to the investment divisions
reduce the amount in your cash value.
Mortality and Expense Risks. We charge for assuming mortality and expense risks. We guarantee that monthly administrative and insurance deductions from
your cash value will never be greater than the
maximum amounts shown in your contract.  The
mortality risk we assume is that insured people will
live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefits than we expected.  The expense risk we
assume is that the cost of issuing and administering contracts will be greater than we expected. We charge for mortality and expense risks at an effective annual
rate of 0.90% of the value of the assets in the Separate Account attributable to Variable Universal Life-3. We currently intend to reduce this charge to
   0.250.50    % after the    10th20th
contract year (this    reduction     is not
guaranteed).  The investment divisions' accumulation
unit values reflect this charge. See "Using Your Cash
Value  How We Determine The Accumulation Unit
Value" on page    1919    .  If the money we
collect from this charge is not needed, then we profit.
We expect to make money from this charge.  To the
extent sales expenses are not covered by the premium
load and surrender charge, our General Account funds,
which may include amounts derived from this
mortality and expense risk charge, will be used to
cover sales expenses.
Tax Reserve.  We reserve the right to charge for taxes
or tax reserves, which may reduce the investment
performance of the investment divisions.  Currently,
no such charge is made.
Deductions From Your Cash Value
At the beginning of each contract month (including the contract date), the following three deductions are taken from your cash value:
1.	Expense Charge:  This charge is $7.00 per month.
This charge covers the continuing costs of
maintaining your contract, such as premium billing
and collections, claim processing, contract
transactions, record keeping, communications with
owners and other expense and overhead items.
2.	Charges for Additional Benefits:  Monthly
deductions are made for the cost of any additional
benefits.  We may change these charges, but your
contract contains tables showing the guaranteed
maximum rates for all of these insurance costs.
3.	Cost of Insurance Charge:  The cost of insurance
charge is our current monthly cost of insurance
rate times the amount at risk at the beginning of
the contract month. The amount at risk is the
difference between your death benefit and your
cash value.  If the current death benefit for the
month is increased due to the requirements of
Federal tax law, then your amount at risk for the
month will also increase.  For this purpose, your
cash value amount is determined before deduction
of the cost of insurance charge, but after all of the
other deductions due on that date.  The amount of
the cost of insurance charge will vary from month
to month with changes in the amount at risk.
The cost of insurance rate is based on the sex, attained
age, and rating class of the insured person at the time
of the charge. We place the insured person that is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. The insured person may also be placed in a rate class involving a
higher mortality risk, known as a substandard class.
We may change the cost of insurance rates, but they
will never be more than the guaranteed maximum rates
set forth in your contract.  The maximum charges are
based on the charges specified in the Commissioner's
1980 Standard Ordinary Mortality Table. The table
below shows the current and guaranteed maximum
monthly cost of insurance rates per $1,000 of amount
at risk for a male, preferred, nonsmoker, standard risk
at various ages.  (In Montana, there are no distinctions
based on sex.)
If    Variable Universal Life 4Advanced VUL
    is purchased in connection with an employment-
related insurance or benefit plan, employers and
employee organizations should consider, in
consultation with counsel, the impact of Title VII of
the Civil Rights Act of 1964.  In 1983, the United
States Supreme Court held that under Title VII,
optional annuity benefits under a deferred
compensation plan could not vary on the basis of sex. Illustrative Table of Monthly Cost of Insurance Rates (Rounded) per $1,000 of Amount at Risk
	Male	Guaranteed	Current
	Attained	Maximum	(Preferred Non-Smoker)
	Age	Rate	Rate
	5	$.07	$   .05.06
	15	.11	   .1011
	25	.13	   .0910
	35	.14	   .1011
	45	.29	    .19.21
	55	.69	   .35.39
	65	1.87	   .8189
For a male preferred non-smoker, age 35, with a
$100,000 face amount option 1 contract and an initial
premium of $1,000, the cost of insurance for the first
month will be $   9.9110.89    .  This example
assumes the current cost of insurance rate
($.1   10     per $1,000).
The non-smoker cost of insurance rates are lower than
the smoker cost of insurance rates.  To qualify, an
insured must be a standard risk and must meet
additional requirements that relate to smoking habits.
The reduced cost of insurance rates depends on such
variables as the attained age and sex of the insured.
The preferred non-smoker cost of insurance rates are
lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, the insured person must be age 20 or over and meet certain underwriting requirements.
Changes in Monthly Charges.  Any changes in the cost
of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations of investment
earnings, mortality, the length of time contracts will
remain in effect, expenses and taxes.
Automatic Benefit Increase Charges.  There is no
separate charge for the Automatic Benefit Increase
(ABI) provision. However, as the automatic increases
are applied (see page 15 for exact details) the face
amount of insurance will increase. The face amount
increase will cause an increase in the amount at risk
and the monthly cost of insurance charge.
Transaction Charges
In addition to the deductions described above, we
charge fees for certain contract transactions:
 	Partial Withdrawal of Net Cash Surrender Value.
You may make one partial withdrawal during each
Contract Year without a charge.  There is an
administrative charge of $25 or 2 percent of the
amount withdrawn, whichever is less, each time
You make a partial withdrawal if more than one
withdrawal is made during a year.
 	Transfers.  Currently, we do not charge when You
make transfers of Cash Value among investment
divisions.  We reserve the right to assess a $25
charge after the twelfth transfer in a Contract Year.
How Cash Value Charges Are Allocated
Generally, deductions from your cash value for
monthly or partial withdrawal charges are made from
the investment divisions and the unloaned portion of
the General Account.  They are made in accordance
with your specified deduction allocation percentages
unless you instruct us otherwise.  Your deduction
allocation percentages may be any whole numbers
(from 0 to 100) which add up to 100.  You may change
your deduction allocation percentages by writing to our executive office. Changes will be effective as of the date we receive them.
If we cannot make a deduction in accordance with
these percentages, we will make it based on the
proportion of (a) to (b) where (a) is your unloaned
amounts in the General Account and your amounts in
the investment divisions and (b) is the total unloaned
amount of your cash value.
Deductions for transfer charges are made equally
between the investment divisions from which the
transfer was made. For example, if the transfer is made
from two investment divisions, then the transfer charge assessed to each of the investment divisions will be
$12.50.
Surrender Charges
We incur various sales and promotional expenses in
selling    Variable Universal Life 4Advanced
VUL    .  These include commissions, the cost of
preparing sales literature, promotional activities and
other distribution expenses.  We also incur expenses
for underwriting, printing contract forms and
prospectuses, and entering information in our records.
The surrender charge is the difference between the
amount in your cash value and your contract's cash
surrender value for the surrender charge period (this
period of time is the earlier of 15    policycontract
    years or attained age 95).  It is a contingent
charge designed to partially recover our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the premium charge
is also designed to partially reimburse us for these
expenses).   It is a contingent load because you pay it
only if you surrender your contract (or let it lapse)
during the surrender charge period.  The amount of the
charge in a contract year is not necessarily related to
our actual sales expenses in that year.  We anticipate
that the premium charge and surrender charge will not
fully cover our sales expenses. If sales expenses are
not covered by the premium charge and surrender
charges, we will cover them with other funds.  The net
cash surrender value, the amount we pay you if you
surrender your contract for cash, equals the cash
surrender value minus any    outstanding loan and
loan interest.policycontract debt.  See "Contract
Loans" on page 22.

The first year surrender charge varies by the issue age,
sex and class of the insured at the time the
   policycontract     is issued.  The maximum
charge for your    policycontract     per $1,000 of
face amount is the first year charge.  The first year
charge, on a per $1,000 of face amount basis, gradually
decreases over the surrender charge period (this period
of time is the earlier of 15    policycontract
years or attained age 95) and is $0.00 after the
surrender charge period expires.
The following table provides some examples of the
first year surrender charge. The maximum first year
surrender charge for all issue ages, sexes, and classes
is $   52.5022.44     per $1,000.  The
$   52.5022.44     per $1,000 surrender charge
occurs for males issued at a smoker class with issue ages at 58 or older. Your contract will specify the actual surrender charge rate, per $1,000 of face amount, for all duration's in the surrender charge period. The table below is only provided to give you an idea of the level of first year surrender charges for a few sample issue ages, sexes and classes.

Table of First Year Surrender Charges
Per $1,000 of Face Amount

			Surrender Charge
			Per $1,000 of
Issue Age	Sex	Class	Face Amount
15	Male	   Preferred     Non-Smoker
	$   14.002.63
15	Female	   Preferred     Non-Smoker
	$   2.1413.00

35	Male	Non-Smoker	$   19.006.86
35	Male	Smoker	$   8.1322.50

55	Female	Non-Smoker	$   13.1031.00
55	Female	Smoker	$   13.7636.00

65	Male	Smoker	$   22.4452.50
65	Female	Smoker	$   20.9650.00

If there has been a change in face amount during the
life of the contract, then the surrender charge is applied
against the highest face amount in force during the
time from the issue date until the time of surrender.
Your contract will specify your actual surrender charge
rates per $1,000 of face amount.
Charges In The Funds
The Funds charge for managing investments and
providing services.  Each portfolio's charges vary.
The VIP, the VIP II, and the VIP III Portfolios have an
annual management fee.  That fee is the sum of an
individual fund fee rate and a group fee rate based on
the monthly average net assets of Fidelity Management
& Research Company's mutual funds.  In addition,
each of these portfolios' total operating expenses
includes fees for management and shareholder services
and other expenses (custodial, legal, accounting, and
other miscellaneous fees). The fees for the Fidelity
Portfolios are based on the Initial Class. See the VIP,
VIP II and VIP III prospectuses for additional
information on how these charges are determined and
on the minimum and maximum charges allowed.
The American Century Variable Portfolios   , the
MFS Portfolios, the Lord Abbett Portfolios and the
Alger American Funds all     have annual
management fees that are based on the monthly
average of the net assets in each of the portfolios.  See
the    appropriate American Century Variable
Portfolios     prospectus for details.
   The MFS Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the MFS Portfolios prospectus for details.
The Lord Abbett Portfolios have annual management fees that are based on the monthly average of the net assets in the portfolio. See the Lord Abbett Portfolio prospectus for details.

See the Portfolio Expense Section on page 7 for a
complete listing of the portfolio expenses during
   2000. 1999.
ADDITIONAL INFORMATION ABOUT THE
CONTRACTS
Your Right To Examine The Contract
You have a right to examine the contract.  If for any
reason you are not satisfied with it, then you may
cancel the contract.  You cancel the contract by
sending it to our executive office along with a written cancellation request. Your cancellation request must be postmarked by the latest of the following three
dates:
 	10 days after you receive your contract,
 	10 days after we mail you a written notice telling you about your rights to cancel (Notice of
Withdrawal Right), or
 	45 days after you sign Part 1 of the contract
application.
If you cancel your contract, then we will return all of
the charges deducted from your paid premiums and
cash value, plus the cash value.
Insurance coverage ends when you send your request.
Your Contract Can Lapse
Your    Variable Universal Life 4Advanced
VUL     insurance coverage continues as long as the
net cash surrender value of your contract is enough to
pay the monthly deductions that are taken out of your
cash value.  During the Minimum Premium Period,
coverage continues if your paid premiums exceed the
schedule of required minimum premiums.  If neither of
these conditions is true at the beginning of any contract month, we will send written notification to you and any assignees on our records that a 61-day grace period
has begun.  This will tell you the amount of premium
payment that is needed to satisfy the minimum
requirement for two months.
If we receive payment of this amount before the end of
the grace period, then we will use that amount to pay
the overdue deductions.  We will put any remaining
balance in your cash value and allocate it in the same
manner as your previous premium payments.
If we do not receive payment within 61 days, then your contract will lapse without value. We will withdraw any amount left in your cash value. We will apply this amount to the deductions owed to us, including any applicable surrender charge.  We will inform you and
any assignee that your contract has ended without
value.
If the insured person dies during the grace period, we
will pay the insurance benefits to the beneficiary,
minus any loan, loan interest, and overdue deductions.
You May Reinstate Your Contract
You may reinstate the contract within five years after it lapses if you did not surrender the contract for its net cash surrender value.  To reinstate the contract, you
must:
 	complete an application for reinstatement,
 	provide satisfactory evidence of insurability for the person who is to be insured.
 	pay enough premium to cover all overdue monthly
deductions    and , including the premium charge,
tax on those deductions,
 	increase the cash value so that the cash value minus any contract debt equals or exceeds the surrender charges,
 	cover the next two months' deductions, and
 	pay or restore any contract debt.
The contract date of the reinstated contract will be the beginning of the contract month that coincides with or follows the date that we approve your reinstatement application. Previous loans will not be reinstated.
Contract Periods And Anniversaries
We measure contract years, contract months, and
contract anniversaries from the contract date shown on
your     contract information pageschedule of
policycontract benefits    .  Each contract month
begins on the same day in each calendar month.   The
calendar days of 29, 30, and 31 are not used.  Our right
to challenge a contract and the suicide exclusion are measured from the contract date. See "Limits On Our
Right To Challenge The Contract" on page
   2930    .
Maturity Date
The maturity date is the first contract anniversary after
the insured   's person's     100th birthday. The
contract ends on that date if the insured person is still alive and the maturity benefit is paid.
If the insured person survives to the maturity date and
you would like to continue the contract, we will extend
the maturity date as long as this contract still qualifies
as life insurance according to the Internal Revenue
Service and your state.
In order to extend the maturity date, all of the
following conditions must be satisfied:
(a)	The    policycontract     can not be in the
grace period;
(b)	All of the cash value must be transferred to either
the General Account or the Money Market
Investment Division;
(c)	The death benefit option must be elected as Option
1.
(See    the "Extended Maturity Option" section
on page    14     for further details about this
option).
If the maturity date is extended, the contract may not qualify as life insurance and there may be tax consequences.  A tax advisor should be consulted
before you elect to extend the maturity date.
We Own The Assets Of Our Separate Account
We own the assets of our Separate Account and use
them to support your contract and other variable life contracts. We may permit charges owed to us to stay in the Separate Account.  Thus, we may also
participate proportionately in the Separate Account.
These accumulated amounts belong to us and we may
transfer them from the Separate Account to our
General Account. The assets in the Separate Account generally are not chargeable with liabilities arising out of any other business we conduct.  Under certain
unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.
Changing the Separate Account
We have the right to modify how we operate our
Separate Account.  We have the right to:
 	add investment divisions to, or remove investment divisions from, our Separate Account;
 	combine two or more divisions within our Separate
Account;
 	withdraw assets relating to    Variable Universal
Life 4Advanced VUL     from one investment
division and put them into another;
 	eliminate the shares of a portfolio and substitute shares of another portfolio of the Funds or another open-end investment company.  This may happen if
the shares of the portfolio are no longer available
for investment or, if in our judgment, further
investment in the portfolio is inappropriate in view
of the purposes of Separate Account A;
 	register or end the registration of our Separate Account under the Investment Company Act of
1940;
 	operate our Separate Account under the direction of
a committee or discharge such a committee at any
time (the committee may be composed entirely of
interested parties of Midland);
 	disregard instructions from contract owners
regarding a change in the investment objectives of
the portfolio or the approval or disapproval of an
investment advisory contract. (We would do so only
if required by state insurance regulatory authorities
or otherwise pursuant to insurance law or
regulation); and
 	operate our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows us to make
direct investments.  In choosing these investments,
we will rely on our own or outside counsel for
advice.  In addition, we may disapprove of any
change in investment advisors or in investment
policies unless a law or regulation provides
differently.
Limits On Our Right To Challenge The Contract
We can challenge the validity of your insurance
contract (based on material misstatements in the
application) if it appears that the insured person is not actually covered by the contract under our rules. There are limits on how and when we can challenge the
contract:
 	We cannot challenge the contract after it has been in effect, during the insured person's lifetime, for two years from the date the contract was issued or
reinstated. (Some states may require us to measure
this in some other way.)
 	We cannot challenge any contract change that
requires evidence of insurability (such as an
increase in face amount) after the change has been
in effect for two years during the insured person's
lifetime.
 	We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the insured person in the event
that the insured person becomes totally disabled.
If the insured person dies during the time that we may challenge the validity of the contract, then we may delay payment until we decide whether to challenge
the contract.
If the insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed. They will be those which would be purchased by the most recent deduction for
the cost of insurance and the cost of any additional
benefits at the insured person's correct age and sex.
If the insured person commits suicide within two years
after the date on which the contract was issued or reinstated, then the death benefit will be limited to the
total of all paid premiums minus the    amount of
any outstanding contract loan and loan interest minus
contract debt, if any, minus     any partial
withdrawals of net cash surrender value. If the insured person commits suicide within two years after the effective date of your requested face amount increase,
then we will pay the face amount which was in effect
before the increase, plus the monthly cost of insurance deductions for the increase (Some states require us to measure this time by some other date).
Your Payment Options
You may choose for contract benefits and other
payments (such as the net cash surrender value or
death benefit) to be paid immediately in one lump sum
or in another form of payment.  Payments under these
options are not affected by the investment performance
of any investment division. Instead, interest accrues pursuant to the option chosen. If you do not arrange for a specific form of payment before the insured
person dies, then the beneficiary will have this choice. However, if you do make an arrangement with us for how the money will be paid, then the beneficiary
cannot change your choice.  Payment options will also
be subject to our rules at the time of selection. Our consent is required when an optional payment is selected and the payee is either an assignee or not a
natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $1,000 and periodic
payments are at least $20.
You have the following payment options:
1.	   Deposit OptionInterest Payments    : The
money will stay on deposit with us for a period that
we agree upon. You will receive interest on the
money at a declared interest rate.
2.	 Installment Options: There are two ways that we
pay installments:
a.	Fixed Period: We will pay the amount applied in
equal installments plus applicable interest, for a
specified time, up to 30 years.
b.	Fixed Amount: We will pay the sum in
installments in an amount that we agree upon.
We will continue to pay the installments until
we pay the original amount, together with any
interest you have earned.
3.	Monthly Life Income Option: We will pay the
money as monthly income for life.  You may
choose from 1 of    45     ways to receive the
income. We will guarantee payments for:
(1)	at least 5 years (called "5 Years Certain");

(2)	 (2)	    at least 10 years (called "10
Years Certain");
(3)	at least 15 years (called "15 Years
Certain")
(   43    )	at least 20 years (called "20
Years Certain"); or
(   54    )	payment for life. With a life only
payment option, payments will only be
made as long as the payee is alive.
Therefore, if the payee dies after the first
payment, only one payment will be made.
4.	Other: You may ask us to apply the money under
any option that we make available at the time the
benefit is paid.
We guarantee interest under the deposit and
   installation installment     options at 2.75% a
year, but we may allow a higher rate of interest.
The beneficiary, or any other person who is entitled to
receive payment, may name a successor to receive any
amount that we would otherwise pay to that person's
estate if that person died. The person who is entitled to receive payment may change the successor at any time.
We must approve any arrangements that involve more
than one of the payment options, or a payee who is a
fiduciary or not a natural person.  Also, the details of
all arrangements will be subject to our rules at the time
the arrangements take effect.  These include:
 	rules on the minimum amount we will pay under an
option,
 	minimum amounts for installment payments,
 	withdrawal or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment),
 	the naming of people who are entitled to receive payment and their successors, and
 	the ways of proving age and survival.
You will choose a payment option (or any later
changes) and your choice will take effect in the same
way as it would if you were changing a beneficiary.
(See "Your Beneficiary" below).  Any amounts that we
pay under the payment options will not be subject to
the claims of creditors or to legal process, to the extent
that the law provides.
Your Beneficiary
You name your beneficiary in your contract
application.  The beneficiary is entitled to the
   insurance death     benefits of the contract.  You
may change the beneficiary during the insured   's
person's     lifetime by writing to our executive
office.  If no beneficiary is living when the insured
   person     dies, we will pay the death benefit to
the    insured person's Owner's     estate.
Assigning Your Contract
You may assign your rights in this contract.  You must
send a copy of the assignment to our executive office.
We are not responsible for the validity of the
assignment or for any payment we make or any action
we take before we receive notice of the assignment.
An absolute assignment is a change of ownership.
There may be tax consequences.
When We Pay Proceeds From This Contract
We will generally pay any death benefits, net cash
surrender value, or loan proceeds within seven days
after receiving the required form(s) at our executive
office.  Death benefits are determined as of the date of
the insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions.  We pay interest from the
date of death to the date of payment.
We may delay payment for one or more of the
following reasons:
(1)	We contest the contract.
(2)	We cannot determine the amount of the payment
because the New York Stock Exchange is closed,
the SEC has restricted trading in securities, or the
SEC has declared that an emergency exists.
(3)	The SEC, by order, permits us to delay payment to
protect our contract owners.
We may also delay any payment until your premium
checks have cleared your bank.  We may defer
payment of any loan amount, withdrawal, or surrender
from the General Account for up to six months after
we receive your request.      We will not defer
payment if it is used to pay premiums on policies with
us.
TAX EFFECTS
Contract Proceeds
The Internal Revenue Code of 1986 ("Code"), Section
7702, defines life insurance for tax purposes. The Code
places limits on certain contract charges used in
determining the maximum amount of premiums that
may be paid under Section 7702.  There is limited
guidance as to how to apply Section 7702.
Midland believes that a standard rate class contract
should meet the Section 7702 definition of a life
insurance contract (although there is some
uncertainty).  For a contract issued on a substandard
basis (i.e., a rate class involving higher than standard mortality risk), there may be more uncertainty whether it meets the Section 7702 definition of a life insurance contract. It is not clear whether such a contract would satisfy Section 7702, particularly if the contract owner pays the full amount of premiums permitted under the
contract.
If it is subsequently determined that only a lower
amount of premiums may be paid for a contract to
satisfy Section 7702, then    Midland  we     may
take appropriate and reasonable steps to cause the
contract to comply with Section 7702.  These may
include refunding any premiums paid which exceed
that lower amount (together with interest or such other earnings on any such premiums as is required by law).
If a contract's face amount changes, then the
applicable premium limitation may also change.
During the first    15 7     contract years, there are
certain events that may create taxable ordinary income
for you if at the time of the event there has been a gain
in the contract.  These events include:
 	A decrease in the face amount;
 	A partial withdrawal;
 	A change from death benefit option 2 to option 1;
or,
 	Any change that otherwise reduces benefits under
the contract and that results in a cash distribution in
order for the contract to continue to comply with
Section 7702 relating to premium and cash value
limitations.
Such income inclusion may result with respect to cash distributions made in anticipation of reductions in benefits under the contract.
Code Section 7702A affects the taxation of
distributions (other than death benefits) from certain
Variable Life insurance contracts as follows:
1.	If premiums are paid more rapidly than the rate
defined by a 7-Pay Test, then the contract will be
treated as a "Modified Endowment
   cC    ontract      ("MEC")    ."
2.	Any contract received in exchange for a contract
classified as a    Modified Endowment contract
MEC     will be treated as a    Modified
Endowment contract  MEC     regardless of
whether the contract received in the exchange
meets the 7-Pay Test.
3.	Loans (including unpaid loan interest), surrenders
and withdrawals from a    Modified Endowment
contract  MEC     will be considered
distributions.
4.	Distributions (including loans) from a
   Modified Endowment contract  MEC     will
be taxed first as a taxable distribution of gain from
the contract (to the extent that gain exists), and then
as non-taxable recovery of basis.
5.	The Code imposes an extra "penalty" tax of 10% on
any distribution from a    Modified Endowment
Contract  MEC     includable in income, unless
such distributions are made (a) after you attain age
59 1/2, (b) on account of you becoming disabled, or
(c) as substantially equal annuity payments over
your life or life expectancy.
If a contract becomes a    Modified Endowment
contract MEC    , distributions that occur during the
contract year will be taxed as distributions from a
Modified Endowment contract MEC    .  In addition,
distributions from a contract within two years before it
becomes a    Modified Endowment contract   MEC
    will be taxed in this manner.  This means that a
distribution from a contract that is not a    Modified
Endowment contract  MEC     at the time when the
distribution is made could later become taxable as a
distribution from a    Modified Endowment contract
MEC    .
A contract that is not a    Modified Endowment
contract  MEC     may be classified as a
   Modified Endowment contract  MEC     if it is
"materially changed" and fails to meet the 7-Pay Test.
Any distributions from such a contract will be taxed as
explained above.
Material changes include a requested increase in death
benefit or a change from option 1 to option 2.  Before
making any contractual changes, a competent tax
advisor should be consulted.
Any life insurance contracts which are treated as
   Modified Endowment contracts  MECs     and
are issued by Midland or any of its affiliates:
 	with the same person designated as the owner;
 	on or after June 21, 1988; and
 	within any single calendar year
will be aggregated and treated as one contract for
purposes of determining any tax on distributions.
Even if a contract is not a    Modified Endowment
contract MEC    , loans at very low or no net cost
may be treated as distributions for federal income tax
purposes.
For contracts not classified as    Modified
Endowment contracts MECs    , distributions
generally will be treated first as a return of your
investment in the contract, and then taxed as ordinary
income to the extent that they exceed your investment
in the contract (which generally is the total
premiums    paid plus any contract debt)     .
The Code (Section 817(h)) also authorizes the
Secretary of the Treasury to set standards, by
regulation or otherwise, for the investments of
Variable Life insurance Separate Accounts to be
"adequately diversified" in order for the contracts to be treated as life insurance contracts for federal tax purposes. We believe Separate Account A, through its investments in the Funds, will be adequately diversified, although we do not control the Funds.
Owners of Variable Life insurance contracts may be
considered, for Federal income tax purposes, the
owners of the assets of the Separate Account used to
support their contracts.  In those circumstances,
income and gains from the Separate Account assets are
included in the Variable contract owner's gross
income.
The ownership rights under    Variable Universal
Life 4Advanced VUL     are similar to, but different
from those described by the IRS in rulings in which it
was determined that contract owners were not owners
of Separate Account assets.  For example, the owner
has additional flexibility in allocating premium
payments and contract values.  These differences could
result in an owner being treated as the owner of a pro
rata portion of the assets of Separate Account A.
Midland does not know what standards will be set
forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Midland therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets
of Separate Account A or to otherwise qualify
   Variable Universal Life 4 Advanced VUL     for
favorable tax treatment.
Assuming a contract is a life insurance contract for
federal income tax purposes, the contract should
receive the same federal income tax treatment as fixed
benefit life insurance. As a result, the life insurance proceeds payable under either benefit option should be excludable from the gross income of the beneficiary under Section 101 of the Code, and you should not be
deemed to be in constructive receipt of the cash values
under a contract until actual distribution.
Surrenders, withdrawals, and contract changes may
have tax consequences. These include a change of
owners, an assignment of the contract, a change from
one death benefit option to another, and other changes
reducing future death benefits.  Upon complete
surrender or when maturity benefits are paid, if the
amount received plus the contract debt is more than the
total premiums paid that are not treated as previously withdrawn by you, then the excess generally will be treated as ordinary income.
Federal, state and local estate, inheritance and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract
owner or beneficiary.
Interest on    policycontract     loans is generally
not tax deductible.
A contract may be used in various arrangements,
including:
 	nonqualified deferred compensation or salary
continuance plans,
 	split dollar insurance plans,
 	executive bonus plans, or
 	retiree medical benefit plans,
 	and others.
The tax consequences of such plans may vary
depending on the particular facts and circumstances of
each individual arrangement. Therefore, if you are contemplating the use of a contract in which the value depends in part on its tax consequences, then you
should be sure to consult a qualified tax advisor
regarding the tax attributes of the particular
arrangement.
In recent years, Congress has adopted new rules
relating to corporate owned life insurance.  Any
business contemplating the purchase of a new life
insurance contract or a change in an existing contract
should consult a tax advisor.
Although the likelihood of legislative changes is
uncertain, there is always the possibility that the tax
treatment of the    policycontract     could change
by legislation or other means.  It is also  possible that
any change could be retroactive (that is, effective prior
to the date of the change).  A tax advisor could be
consulted with respect to actual and prospective
changes in taxation.
Possible Charge for Midland's Taxes
At the present time, Midland makes no charge to the
Separate Account for any federal, state, or local taxes
that it incurs which may be attributable to such account
or to the contracts.  Midland reserves the right to make
a charge for any such tax or other economic burden
resulting from the application of the tax laws.
If such a charge is made, it would be set aside as a
provision for taxes which we would keep in the
effected division rather than in our General Account.
Other Tax Considerations
The foregoing discussion is general and is not intended
as tax advice. If you are concerned about these tax implications, you should consult a competent tax advisor. This discussion is based on our understanding
of the Internal Revenue Service's current interpretation
of the present federal income tax laws.  No
representation is made as to the likelihood of
continuation of these current laws and interpretations,
and we do not make any guarantee as to the tax status
of the contract. It should be further understood that the foregoing discussion is not complete and that special rules not described in this prospectus may be
applicable in certain situations.  Moreover, no attempt
has been made to consider any applicable state or other
tax laws.
PART 3: ADDITIONAL INFORMATION
MIDLAND NATIONAL LIFE INSURANCE
COMPANY
We are Midland National Life Insurance Company, a
stock life insurance company. Midland was organized,
in 1906, in South Dakota, as a mutual life insurance
company at that time named "The Dakota Mutual Life
Insurance Company". We were reincorporated as a
stock life insurance company in 1909. Our name
"Midland" was adopted in 1925.  We    were
    redomisticated to Iowa in 1999.  We are licensed
to do business in 49 states, the District of Columbia,
and Puerto Rico.  Our officers and directors are listed
beginning on page 38.
Midland is a subsidiary of Sammons Enterprises, Inc.,
Dallas, Texas. Sammons has controlling or substantial
stock interests in a large number of other companies
engaged in the areas of insurance, corporate services,
and industrial distribution.
YOUR VOTING RIGHTS AS AN OWNER
We invest the assets of our Separate Account divisions
in shares of the Funds' portfolios.  Midland is the legal
owner of the shares and has the right to vote on certain matters. Among other things, we may vote:
 	to elect the Funds' Board of Directors,
 	to ratify the selection of independent auditors for the
Funds, and
 	on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.
Even though we own the shares, we give you the
opportunity to tell us how to vote the number of shares
that are allocated to your contract. We will vote at shareholder meetings according to your instructions.
The Funds will determine how often shareholder
meetings are held.  As we receive notice of these
meetings, we will ask for your voting instructions.  The
Funds are not required to hold a meeting in any given
year.
If we do not receive instructions in time from all
contract owners, then we will vote those shares in the
same proportion as we vote shares for which we have
received instructions in that portfolio.  We will also
vote any Fund shares that we alone are entitled to vote
in the same proportions that contract owners vote.  If
the federal securities laws or regulations or
interpretations of them change so that we are permitted
to vote shares of the Fund in our own right or to
restrict contract owner voting, then we may do so.
You may participate in voting only on matters
concerning the Fund portfolios in which your cash
value has been invested. We determine your voting
shares in each division by dividing the amount of your
cash value allocated to that division by the net asset
value of one share of the corresponding Fund portfolio.
This is determined as of the record date set by the
Funds' Board for the shareholders meeting.  We count
fractional shares.
If you have a voting interest, we will send you proxy
material and a form for giving us voting instructions.
In certain cases, we may disregard instructions relating
to changes in the Funds' advisor or the investment
policies of its portfolios.  We will advise you if we do.
Other insurance companies own shares in the Funds to
support their Variable insurance products.  We do not
foresee any disadvantage to this.  Nevertheless, the
Funds' Board of Directors will monitor events to
identify conflicts that may arise and determine
appropriate action.  If we disagree with any Fund
action, then we will see that appropriate action is taken
to protect our contract owners.
OUR REPORTS TO CONTRACT OWNERS
Shortly after the end of the third, sixth, ninth, and
twelfth contract months, we will send you reports that
show:
 	the current death benefit for your contract,
 	your cash value,
 	information about investment divisions,
 	the cash surrender value of your contract,
 	the amount of your outstanding contract loans,
 	the amount of any interest that you owe on the loan,
and
 	information about the current loan interest rate.
The annual report will show any transactions involving
your cash value that occurred during the year.
Transactions include your premium allocations, our
deductions, and your transfers or withdrawals.
We will send you semi-annual reports with financial
information on the Funds, including a list of the
investments held by each portfolio.
Our report also contains information that is required by
the insurance supervisory official in the jurisdiction in
which this insurance contract is delivered.
Notices will be sent to you for transfers of amounts
between investment divisions and certain other
contract transactions.
DIVIDENDS
We do not pay any dividends on the contract described
in this prospectus.
MIDLAND'S SALES AND OTHER
AGREEMENTS
The contract will be sold by individuals who, in
addition to being licensed as life insurance agents for
Midland National Life, are registered representatives
of Walnut Street Securities (WSS) or broker-dealers
who have entered into written sales agreements with
WSS.  WSS, the principal underwriter of the contracts,
is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.
The address for Walnut Street Securities is 670 Mason
Ridge Center Drive, Suite 301, St. Louis, Missouri
63141.
During the first contract year, we will pay agents a
commission of up to    7570    % of premiums
paid.  For subsequent years, the commission allowance
may equal an amount up to 5% of premiums paid.
After the 15th contract year, we pay no commission.
Certain persistency and production bonuses may be
paid.
We may sell our contracts through broker-dealers
registered with the Securities and Exchange
Commission under the Securities Exchange Act of
1934 that enter into selling agreements with us. The commission for broker-dealers will be no more than that described above.
REGULATION
We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell contracts. This contract has been filed with and
approved by insurance officials in those states. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.
We submit annual reports on our operations and
finances to insurance officials in all the jurisdictions
where we sell contracts.  The officials are responsible
for reviewing our reports to be sure that we are
financially sound and are complying with the
applicable laws and regulations.
We are also subject to various federal securities laws
and regulations.
DISCOUNT FOR EMPLOYEES OF SAMMONS
ENTERPRISES, INC.
Employees of Sammons Enterprises, Inc. may receive
a discount of up to 25% of first year premiums.
Midland is a subsidiary of Sammons Enterprises, Inc.,
and additional premium payments contributed solely
by Midland National Life will be paid into the
employee's    policycontract     during the first
year.  All other contract provisions will apply.
LEGAL MATTERS
The law firm of Sutherland, Asbill & Brennan LLP,
Washington, DC, has provided advice regarding
certain matters relating to federal securities laws.
We are not    currently     involved in any material
legal proceedings.
FINANCIAL MATTERS
The financial statements of Midland National Life
Separate Account A and Midland National Life
Insurance Company, included in this prospectus and
the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report which appears
in this prospectus and in the registration statement. The address for PricewaterhouseCoopers LLP is IBM Park
Building, Suite 1300, 650 Third Avenue South,
Minneapolis, Minnesota 55402-4333.  The financial
statements have been included in reliance upon reports
given upon the authority of the firm as experts in
accounting and auditing.
ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the
Separate Account and the Variable Life insurance
contract described in this prospectus with the
Securities and Exchange Commission.  The
Registration Statement, which is required by the
Securities Act of 1933, includes additional information
that is not required in this prospectus under the rules
and regulations of the SEC.  If you would    like the
Statement of aAa    dditional
   iIi    nformation, then you may obtain it from
the SEC's main office in Washington, DC. You will have to pay a fee for the material.


Management of Midland
Here is a list of our directors and officers.
Directors
Name and
Business Address

   Principal
OccupationPosition with
Midland

Principal Occupation During Past Five Years
Michael M. Masterson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001

Chairman of the Board,
President and Chief
Executive Officer
Chairman of the Board (March 1999 to present), Chief
Executive Officer and President (March 1997 to
present) President and Chief Operating Officer (March
1996 to February 1997), Executive Vice President-
Marketing (March 1995 to February 1996), Midland
National Life Insurance Company; Vice President
Individual Sales (prior thereto), Northwestern National
Life
John J. Craig, II
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Executive Vice President
Executive Vice President (January 1998 to present),
Midland National Life Insurance Company; Senior
Vice President and Chief Financial Officer (October
1993 to 1998), Midland National Life Insurance
Company; Treasurer (January 1996 to present), Briggs
ITD Corp.; Treasurer (March 1996 to present),
Sammons Financial Holdings, Inc.; Treasurer
(November 1993 to present), CH Holdings; Treasurer
(November 1993 to present), Consolidated Investment
Services, Inc.; Treasurer (November 1993 to present),
Richmond Holding Company, L.L.C.; Partner (prior
thereto), Ernst and Young
Steven C. Palmitier
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Senior Vice President and
Chief Marketing Officer
Senior Vice President and Chief Marketing Officer
(March 1997 to present), Senior Vice President-Sales
(August 1996 to February 1997), Midland National Life
Insurance Company; Senior Vice President-Sales (prior
thereto), Penn Mutual Life Insurance
Stephen P. Horvat, Jr.
Midland National Life
One Midland Plaza
Sioux Falls, SD      57193-
0001

Senior Vice President
Senior Vice President (January 1997 to present),
Midland National Life Insurance Company;
Shareholder (June 1996 to December 1997), Sorling
Law Firm; Senior Vice President, General Counsel &
Secretary (prior thereto), Franklin Life Insurance
Company

Donald J. Iverson
Midland National Life
One Midland Plaza  Sioux
Falls, SD      57193-0001
Senior Vice President and
Corporate Actuary
Senior Vice President and Corporate Actuary
(November 1999 to Present); Vice President  Chief
Actuary (prior thereto), ALLIED Life Insurance
Company.

Robert W. Korba
Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201
Board of Directors
Member,    Vice
President
President and Director (since 1988), Sammons
Enterprises, Inc.; Vice President (August 1998 to present), Midland National Life Insurance Company


Executive Officers (other than Directors)
Unless otherwise indicated, the addresses for the following are One Midland Plaza, Sioux Falls, SD 57193-0001
Name and
Business Address

   Principal
OccupationPosition with
Midland

Principal Occupation During Past Five Years
Jon P. Newsome
Midland National Life -
Annuity Division
   4601 Westown
Parkway
Suite 3007755 Office
Plaza Drive  N. #105

West Des Moines, IA
50266

Executive Vice President
Annuity Division





Executive Vice President - Annuity Division (April
1999 To Present); Executive Vice President (September
1996 to February 1999), Conseco Marketing, LLC;
Chairman & CEO (November 1995 to September
1996), American Life & Caualty Ins. Co.
E John Fromelt
Midland National Life
Senior Vice President,
Chief Investment Officer
Senior Vice President, Chief Investment Officer (since
1990), Midland National Life Insurance Company;
President (since August 1995), Midland Advisors
Company; Chief Investment Officer (1996 to present),
North American Company for Life and Health

Thomas M. Meyer
Midland National Life

Senior Vice President and
Chief Financial Officer
Senior Vice President and Chief Financial Officer
(January 2000 to Present), Vice President and Chief
Financial Officer (January 1998 to December 1999),
Second Vice President and Controller (1995 to 1998),
Midland National Life Insurance Company

Gary J. Gaspar
North American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929

Senior Vice President &
Chief Information Officer
Senior Vice President & Chief Information Officer
(August 1998 to present), Midland National Life
Insurance Company; Senior Vice President Information
Systems Officer (1985 to present); North American
Company for Life & Health Insurance
Jack L. Briggs      Midland
National Life
Vice President, Secretary,
and General Counsel
Vice President, Secretary and General Counsel (since
1978), Midland National Life Insurance Company

Gary W. Helder    Midland
National Life

Vice President-
   PolicyContract
    Administration
Vice President-   PolicyContract     Administration
(since 1991), Midland National Life Insurance
Company
Robert W. Buchanan
Midland National Life
Vice President- Marketing
Services

Vice President-Marketing Services (March 1996 to present), Second Vice President-Sales Development
(prior thereto), Midland National Life Insurance
Company
   Name and
Business Address

Position with Midland

Principal Occupation During Past Five Years
Timothy A. Reuer
Midland National Life
Vice President Product
Development
Vice President  Product Development (January 2000
To Present); Actuary  Product Development (March
1996 to December 1999); Associate Actuary (March
1992 to February 1996) Midland National Life
Insurance Company

Esfandyar Dinshaw
Midland National Life -
Annuity Division
   4601 Westown
Parkway
Suite 300
7755 Office Plaza Drive
N. #105
West Des Moines, IA
50266

Vice President  Annuity
Division

Vice President  Annuity Division (April 1999 to
Present); Vice President  Actuarial (September 1996 to
April 1999), Conseco; Vice President  Actuarial
(January 1991 to August 1996), American Life &
Casualty Ins. Co.

   Meg J. Taylor
Assistant Vice President &
Chief Compliance Officer
Assistant Vice President & Chief Compliance Officer
(July 2000 to present) Midland National Life Insurance
Company, Assistant Vice President & Chief
Compliance Officer (July 2000 to present) North
American Company for Life & Health Insurance


Illustrations


Following are a series of tables that illustrate how the
cash values, cash surrender values, and death benefits
of a contract change with the investment performance
of the Funds. The tables show how the cash values,
cash surrender values, and death benefits of a contract
issued to an insured of a given age and given
premium would vary over time if the return on the
assets held in each Portfolio of the Funds were a
constant gross, after tax annual rate of 0%, 6%, or
12%. The tables on pages 43 through 45 illustrate a
contract issued to a male, age 35, under a standard
rate preferred non-smoker underwriting risk
classification. The cash values, cash surrender values,
and death benefits would be different from those
shown if the returns averaged 0%, 6%, and 12% over
a period of years, but fluctuated above and below
those averages for individual contract years.
The amount of the cash value exceeds the cash
surrender value during the surrender charge period
due to the surrender charge. For contract years
   sixteen twenty-onesixteen     and after, the
cash value and cash surrender value are equal, since
the surrender charge has reduced to zero.
The second column shows the accumulation value of
the premiums paid at the stated interest rate. The third
and sixth columns illustrate the cash values and the
fourth and seventh columns illustrate the cash
surrender values of the contract over the designated
period. The cash values shown in the third column
and the cash values shown in the fourth column
assume the monthly charge for cost of insurance is
based upon the current cost of insurance rates. The
cash values shown in the sixth column and the cash
surrender values shown in the seventh column
assume the monthly charge for cost of insurance is
based upon the cost of insurance rates that we
guarantee. The maximum cost of insurance rates
allowable under the contract are based on the
Commissioner's 1980 Standard Ordinary Mortality
Table. The fifth and eighth columns illustrate the
death benefit of a contract over the designated period.
The illustrations of death benefits reflect the same
assumptions as the cash value and cash surrender
values. The death benefit values also vary between
tables, depending upon whether Option 1 or Option 2
death benefits are illustrated.
The amounts shown for the death benefit, cash
values, and cash surrender values reflect the fact that
the net investment return of the divisions of our
Separate Account is lower than the gross, after-tax
return on the assets in the Funds, as a result of
expenses paid by the Funds and charges levied
against the divisions of our Separate Account. The
illustrations also reflect the 6.5% premium load (for
the first    1520 15     years on a current basis)
deduction from each premium, and the $7.00 per
month expense charge as well as current and
guaranteed cost of insurance charges.
The contract values shown assume daily investment
advisory fees and operating expenses equivalent to an
annual rate of .     79    % of the aggregate
average daily net assets of the Portfolios of the Funds
(the average rate of the Portfolios for the period
ending December 31,    1999 2000    ). The actual
fees and expenses associated with the contract may be
more or less than    .79    % and will depend on
how allocations are made to each investment division.
(The MFS VIT New Discovery, The Lord Abbett VC
Mid-Cap Value, The Lord Abbett VC International
and the VIP II Index 500 portfolios contain an
expense reimbursement arrangement whereby the
portfolios expenses have a limit.  Without this
arrangement, expenses would be higher and the
average of    0.79    % would be higher.  This
would result in lower values than what are shown in
the illustrations.  Midland cannot predict whether such
arrangements will continue. See footnotes       (2)
    and       (5)     on page       8     for
further information on the limits on other expenses).
The contract values also take into account a daily
charge to each division of Separate Account A for
assuming mortality and expense risks and
administrative charges which is equivalent to a charge
at an annual rate of .90%    .(250.50% after year
1020 on a current basis)     of the average net assets
of the divisions of Separate Account A.     We
intend to reduce this to .50% after the 20th contract
year.  This reduction is not guaranteed.      (After
reductions for the mortality and expense risk charge
and average portfolio expenses, the assumed gross
investment rates of) 0%, 6%, and 12% correspond to
approximate net annual rates of    -1. 69%, 4. 31%,
and 10. 31    % respectively (   -1.04%, 4.96%,
10.96    %, after year    1020     on a current
basis).
The approximate net annual rates do not include premium charges, cost of insurance charges, surrender charges, expense charges nor any charges for additional benefits.
The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the cash values, cash surrender values, and death benefits illustrated.
The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made.
The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in face amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.


















MIDLAND NATIONAL LIFE INSURANCE COMPANY  ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	CASH	SURRENDER	DEATH	CASH	SURRENDER	DEATH
	YEAR	PER YEAR	VALUE(2)	VALUE(2)	BENEFIT(2)	VALUE(2)	VALUE(2)
	BENEFIT(2)
1
   1,575
1,178
0
100,000
1,131
0
100,000
2
3,229
2,338
438
100,000
2,234
334
100,000
3
4,965
3,468
1,568
100,000
3,308
1,408
100,000
4
6,788
4,569
2,764
100,000
4,355
2,550
100,000
5
8,703
5,642
3,932
100,000
5,374
3,664
100,000
6
10,713
6,687
5,072
100,000
6,357
4,742
100,000
7
12,824
7,705
6,232
100,000
7,314
5,841
100,000
8
15,040
8,697
7,367
100,000
8,236
6,906
100,000
9
17,367
9,674
8,486
100,000
9,123
7,935
100,000
10
19,810
10,626
9,581
100,000
9,976
8,931
100,000
11
22,376
11,620
10,717
100,000
10,797
9,894
100,000
12
25,069
12,596
11,836
100,000
11,585
10,825
100,000
13
27,898
13,553
12,983
100,000
12,332
11,762
100,000
14
30,868
14,483
14,103
100,000
13,049
12,669
100,000
15
33,986
15,385
15,195
100,000
13,725
13,535
100,000
16
37,261
16,357
16,357
100,000
14,353
14,353
100,000
17
40,699
17,303
17,303
100,000
14,933
14,933
100,000
18
44,309
18,222
18,222
100,000
15,467
15,467
100,000
19
48,099
19,126
19,126
100,000
15,934
15,934
100,000
20
52,079
20,005
20,005
100,000
16,348
16,348
100,000
21
56,258
20,868
20,868
100,000
16,688
16,688
100,000
22
60,646
21,699
21,699
100,000
16,957
16,957
100,000
23
65,253
22,497
22,497
100,000
17,155
17,155
100,000
24
70,091
23,245
23,245
100,000
17,263
17,263
100,000
25
75,170
23,943
23,943
100,000
17,282
17,282
100,000








30
104,641
26,737
26,737
100,000
15,538
15,538
100,000








35
142,254
28,284
28,284
100,000
8,966
8,966
100,000








40
190,260
27,960
27,960
100,000
0
0
100,000
1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR.
VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY
AND SHOULD NOT BE DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN.
ACTUAL INVESTMENT
RATES OF RETURN MAY BE
MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND
SERIES. THE    CASH VALUE
CONTRACT FUND, CASH     SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION
CAN BE
MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF
RETURN CAN BE
ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 6%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	CASH	SURRENDER	DEATH	CASH	SURRENDER	DEATH
	YEAR	PER YEAR	VALUE(2)	VALUE(2)	BENEFIT(2)	VALUE(2)	VALUE(2)
	BENEFIT(2)
1
   1,575
1,256
0
100,000
1,207
0
100,000
2
3,229
2,567
667
100,000
2,457
557
100,000
3
4,965
3,925
2,025
100,000
3,751
1,851
100,000
4
6,788
5,332
3,527
100,000
5,091
3,286
100,000
5
8,703
6,790
5,080
100,000
6,481
4,771
100,000
6
10,713
8,302
6,687
100,000
7,911
6,296
100,000
7
12,824
9,871
8,398
100,000
9,396
7,923
100,000
8
15,040
11,499
10,169
100,000
10,926
9,596
100,000
9
17,367
13,201
12,013
100,000
12,505
11,317
100,000
10
19,810
14,969
13,924
100,000
14,136
13,091
100,000
11
22,376
16,902
15,999
100,000
15,821
14,918
100,000
12
25,069
18,925
18,165
100,000
17,566
16,806
100,000
13
27,898
21,044
20,474
100,000
19,362
18,792
100,000
14
30,868
23,255
22,875
100,000
21,225
20,845
100,000
15
33,986
25,564
25,374
100,000
23,147
22,957
100,000
16
37,261
28,079
28,079
100,000
25,125
25,125
100,000
17
40,699
30,710
30,710
100,000
27,162
27,162
100,000
18
44,309
33,464
33,464
100,000
29,264
29,264
100,000
19
48,099
36,358
36,358
100,000
31,420
31,420
100,000
20
52,079
39,392
39,392
100,000
33,642
33,642
100,000
21
56,258
42,583
42,583
100,000
35,922
35,922
100,000
22
60,646
45,925
45,925
100,000
38,266
38,266
100,000
23
65,253
49,430
49,430
100,000
40,683
40,683
100,000
24
70,091
53,097
53,097
100,000
43,164
43,164
100,000
25
75,170
56,941
56,941
100,000
45,720
45,720
100,000








30
104,641
79,342
79,342
100,000
59,698
59,698
100,000








35
142,254
108,204
108,204
125,516
76,430
76,430
100,000








40
190,260
144,786
144,786
154,921
98,595
98,595
105,497

1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR.
VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE
ONLY AND
SHOULD NOT BE DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT
RATES OF RETURN MAY BE
MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND
SERIES. THE    CASH VALUE,
CONTRACT FUND, CASH     SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN
BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN
BE ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY - ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 12%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	CASH	SURRENDER	DEATH	CASH	SURRENDER	DEATH
	YEAR	PER YEAR	VALUE (2)	VALUE(2)	BENEFIT(2)	VALUE (2)	VALUE(2)
BENEFIT(2)
1
   1,575
1,334
0
100,000
1,284
0
100,000
2
3,229
2,806
906
100,000
2,690
790
100,000
3
4,965
4,421
2,521
100,000
4,231
2,331
100,000
4
6,788
6,192
4,387
100,000
5,923
4,118
100,000
5
8,703
8,138
6,428
100,000
7,782
6,072
100,000
6
10,713
10,275
8,660
100,000
9,813
8,198
100,000
7
12,824
12,626
11,153
100,000
12,048
10,575
100,000
8
15,040
15,213
13,883
100,000
14,498
13,168
100,000
9
17,367
18,073
16,885
100,000
17,187
15,999
100,000
10
19,810
21,223
20,178
100,000
20,141
19,096
100,000
11
22,376
24,832
23,929
100,000
23,391
22,488
100,000
12
25,069
28,836
28,076
100,000
26,970
26,210
100,000
13
27,898
33,282
32,712
100,000
30,906
30,336
100,000
14
30,868
38,210
37,830
100,000
35,248
34,868
100,000
15
33,986
43,679
43,489
100,000
40,035
39,845
100,000
16
37,261
49,861
49,861
100,000
45,312
45,312
100,000
17
40,699
56,731
56,731
100,981
51,136
51,136
100,000
18
44,309
64,354
64,354
110,045
57,575
57,575
100,000
19
48,099
72,803
72,803
119,397
64,679
64,679
106,074
20
52,079
82,166
82,166
129,001
72,498
72,498
113,822
21
56,258
92,553
92,553
138,829
81,094
81,094
121,642
22
60,646
104,053
104,053
151,918
90,533
90,533
132,178
23
65,253
116,791
116,791
165,844
100,902
100,902
143,281
24
70,091
130,892
130,892
180,631
112,291
112,291
154,962
25
75,170
146,508
146,508
196,321
124,811
124,811
167,247








30
104,641
253,672
253,672
309,479
208,408
208,408
254,258








35
142,254
432,128
432,128
501,269
340,910
340,910
395,455








40
190,260
730,148
730,148
781,258
552,117
552,117
590,766
1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT
YEAR. VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE
ONLY AND
SHOULD NOT BE DEEMED
A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT
RATES OF RETURN MAY BE
MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE
FUND SERIES.
THE    CASH VALUE,
CONTRACT FUND, CASH      SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD
BE DIFFERENT FROM THOSE
SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR
BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION
CAN BE
MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN
CAN BE
ACHIEVED FOR ANY ONE
YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


Definitions
Accumulation Unit means the units credited to each investment division in the Separate Account.
Age means the age of the Insured Person on his/her    last     birthday
which immediately
    preced   inges     the Contract Date.
Attained Age means the age of the Insured Person on his/her birthday preceding a Contract
Anniversary date.
Beneficiary means the person or persons to whom the contract's death benefit is paid when
the Insured    Person
    dies.
Business Day means any    day we and the New York Stock Exchange are open.  The
holidays
we are closed but
the New York Stock Exchange is open in 2001 are the day after Thanksgiving and December
24, 2001.day we are
open and the New York Stock Exchange is open for trading. The holidays which we are
closed but the New York
Stock Exchange is open are the day after Thanksgiving, and December 26, 2000. These days along with the days
the New York Stock Exchange is not open for trading will not be counted as Business
Days.
Cash Surrender Value means the Cash Value on the date of surrender, less any surrender
Charges.
Cash Value means the    total amount sum     of monies in our Separate
Account A
attributable to your in
force contact plus any monies in our General Account for your Contact.
Contract Anniversary: The same month and day of the Contract Date in each year
following the Contract Date.
Contract Date means the date    insurance coverage is effective and
    from
which Contract Anniversaries and
Contract Years are determined.
   Contract Debt means the total loan on the contract on that date plus the
interest that has accrued but has not
been paid as of that date.
Contract Month means a month that starts on a Monthly Anniversary and ends on
the following Monthly
Anniversary.
Contract Year means a year that starts on the Contract Date or on each anniversary
thereafter.
Death Benefit means the amount payable under your contract when the
Insured Person
dies.
Evidence of Insurability means evidence, satisfactory to us, that the insured
person is insurable and meets our
underwriting standards.
Funds mean the investment companies, more commonly called mutual funds, available
for investment by Separate
Account A on the Contract Date or as later changed by us.
Executive Office means where you write to us to pay premiums or take other action,
such as transfers between
investment divisions, changes in Specified Amount, or other such action regarding
your contract. The address is:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193
In Force means the Insured Person's life remains insured under the terms of the
contract.
Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified
Portfolio of the Fund.
Minimum Premium Period:    For all contracts except those issued in
Massachusetts or
Pennsylvania, this is the
period of time beginning on the Contract Date and ending on the later of attained age
70 or five years from the
Contract Date. For contracts issued in Pennsylvania where the issue age is
50 or
younger, this period of time is for
20 years from the Contract Date. For contracts issued in Massachusetts, this period of
time is for 5 years from the
Contract Date. The amount of time this contract is guaranteed to remain in force if the
sum of the premiums paid,
less any policycontract debt and withdrawals, is equal to or greater than the minimum
premium requirement.
Modified Endowment Contract     ("MEC")     is a contract where premiums
are paid more
rapidly than the
rate defined by a 7-Pay Test.
Monthly Anniversary means the day of each month that has the same numerical date as the
Contract Date.
Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract
loanpolicycontract
debt    .
Net Premium means the premium paid less a deduction the premium load and less any per premium expenses.
Record Date means the date the contract is recorded on Our books as an In Force contract.
Separate Account means Our Separate Account A which receives and invests your net premiums under the contract.
Surrender Charges means a charge made only upon surrender of the contract.
It includes a
charge for sales related
expenses and issue-related expenses.



Performance
Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the investment division and the Funds. The information does not indicate or represent future performance.
Total return quotations reflect changes in Funds' share prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of the mortality and expense risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge), the monthly deduction from the cash value (the expense charge, the cost of insurance charge, and any charges for additional benefits), the surrender charge, or other transaction charges. Therefore, these returns do not show how actual investment performance will affect contract benefits.
A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.
Midland may advertise performance figures for the investment divisions based on the performance of a portfolio before the Separate Account commenced operations.
Midland may provide individual hypothetical illustrations of cash value, cash surrender value, and death benefits based on the Funds' historical investment returns. These illustrations will reflect the deduction of expenses in the
Funds and the deduction of contract charges, including the mortality and expense risk charge, the deductions from premiums, the monthly deduction from the cash value and the surrender charge. The illustrations do not indicate what contract benefits will be in the future.



Financial Statements
The financial statements of Midland National Life Insurance Company included in this prospectus should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing upon the investment performance of the assets held in the
Separate Account.



2       VARIABLE UNIVERSAL LIFE 4ADVANCED VUL
   VARIABLE UNIVERSAL LIFE 4ADVANCED VUL        1

                                    PART II


                          UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securi-

ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities

Act of 1933 may be permitted to directors, officers and controlling per-

sons of the registrant pursuant to the foregoing provisions, or other-

wise, the registrant has been advised that in the opinion of the Securi-

ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-

cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE.txt

REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF THE INVESTMENT COMPANY ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.

S6FORM.TXT

                      CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and Documents:

    The facing sheet.

    The prospectus consisting of 51 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) of the Investment
       Company Act.

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  2

    (b)  Sutherland Asbill & Brennan L L P   10

    (c)  PricewaterhouseCoopers  L L P   10

    (d)  Timothy A. Reuer 10

    The following exhibits:

1.  The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A.   4

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement.   2

         (b)  Selling Agreement.   2

         (c)  Commission schedule.   9

    (4)  Not applicable.
    (5) Form of Contract.   9



1      Filed previously in Post-Effective Amendment No. 4 on April 10, 1999
         for Form S-6 File No. 33-16354.
2      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
3      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
4      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
5      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
6      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-80975.
7      Filed previously in Post-Effective Amendment No. 4 for Form S-6 File
         No. 333-14061 on February 17, 2000.
8      Filed previously in Post-Effective Amendment No. 6 for Form S-6 File
         No. 333-14061 on February 15, 2001.
9      Filed herein.
10     To be filed by amendment.



--------------

    (6)  (a)  Articles of Incorporation of Midland National Life.    4

         (b)  By-Laws of Midland National Life.   4

    (7)  Not applicable.

    (8)  (a)  Participation Agreements for Fidelity Distributors

              Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   3

         (b)  Amendments to Participation Agreements for Fidelity

              Distributors Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   3

         (c)  Participation Agreement for Fidelity Distributors

              Corporation/Variable Insurance Products Fund III.   4

(d) Participation Agreement for American Century Investment

              Services, Inc.   3

         (e)  Participation Agreement for Lord Abbett Series Funds, Inc.  5

(e) Amendments to Participation Agreement for Lord Abbett

              Series Funds, Inc. 6

(f) Participation Agreement for Massachusetts Financial Variable

              Insurance Trusts.    5

(h) Participation Agreement for Fred Alger Management, Inc.  8

(i) Amendments to Participation Agreement for Fidelity Distributors

     Corporation/Variable Insurance Products Fund III.  8

    (9)  Not applicable.

   (10)  Application Form.   7

   (11)  Memorandum describing Midland National Life's issuance, transfer

         and redemption procedures for the Contract.   1

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs.   2

4.  No financial statements are omitted from the Prospectus pursuant to

     Instruction 1(b) or (c) or Part I.

5.  Not applicable.

6.  Opinion and Consent of Timothy A. Reuer.  10

7.  Consent of Sutherland Asbill & Brennan L L P   10

8.  Consent of PricewaterhouseCoopers  L L P   10



1      Filed previously in Post-Effective Amendment No. 4 on April 30, 1990
         for Form S-6 File No. 33-16354.
2      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on January 31, 1997.
3      Filed previously in Pre-Effective Amendment No. 2 for Form S-6 File
         No. 333-14061 on April 23, 1997.
4      Filed previously in Post Effective Amendment No. 1 for Form S-6 File
         No. 333-14061 on April 28, 1998.
5      Filed previously in Post Effective Amendment No. 3 for Form S-6 File
         No. 333-14061 on April 29, 1999.
6      Filed previously in Pre-Effective Amendment No. 1 for Form S-6 File
         No. 333-80975.
7      Filed previously in Post-Effective Amendment No. 4 for Form S-6 File
         No. 333-14061 on February 17, 2000.
8      Filed previously in Post-Effective Amendment No. 6 for Form S-6 File
         No. 333-14061 on February 15, 2001.
9      Filed herein.
10     To be filed by amendment.

--------------




CONAVUL.txt

SIGNATURES
                             __________


    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota, on the 30th day of March, 2001.

                                    Midland National Life Separate Account A

   (Seal)                      By:  Midland National Life Insurance Company


                               By:_/s/ Michael M. Masterson__
                                    President


    Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota on the 30th day of March 2001.


   (Seal)                      By:  Midland National Life Insurance Company


                               By:__/s/ Michael M. Masterson ____
                                    President


   Signature                   Title                           Date
   ---------                   -----                           ----

   /s/_ Michael M. Masterson   Director, Chairman of the       March 30, 2001
   Michael M. Masterson        Board, Chief Executive
                               Officer and President

   _/s/ John J. Craig II       Director, Executive Vice        March 30, 2001
   John J. Craig II            President and Chief
                               Operating Officer

   _/s/ Steven C. Palmitier    Director, Senior Vice           March 30, 2001
   Steven C. Palmitier         President and Chief
                               Marketing Officer

   _/s/ Stephen P. Horvat, Jr. Director, Senior Vice           March 30, 2001
   Stephen P. Horvat, Jr.      President - Legal

   _/s/ Thomas M. Meyer        Senior Vice President           March 30, 2001
   Thomas M. Meyer             and Chief Financial
                               Officer

   _____________________       Director, Chief Executive       March 30, 2001
   Robert W. Korba             Office and President of
                               Sammons (Parent Company of
                               Midland National Life
                               Insurance Company)


AVULSIG.TXT

                                               Registration No. 333-

________________________________________________________________________________
--------------------------------------------------------------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                      ____________________________________


                                    EXHIBITS

                                       TO

                                    FORM S-6

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                      AND

                    MIDLAND NATIONAL LIFE INSURANCE COMPANY


                      ____________________________________










________________________________________________________________________________
--------------------------------------------------------------------------------

EXHAVUL.TXT

EXHIBIT INDEX




        Exhibit
       _________

     1. (3)(c) Commission Schedule.

     1. (5) Form of Contract.







INDAVUL.txt

Commission Schedule for Advanced Variable Universal Life

First Year commissions up to Target Premium are 75 percent.

Commissions on first year premium in excess of target and on renewal premiums received in years 2-10 are 3.5 percent.

Below is a list of Target Premiums per $1,000 for Advanced
Variable Universal Life.

Male





Female




Pref.

Non
Pref.

Issue
Pref.

Non
Pref.

Plus
Pref.
Smoker
Smoker
Smoker
Age
Plus
Pref.
Smoker
Smoker
Smoker


2.83


0


2.23




2.91


1


2.29




2.99


2


2.35




3.07


3


2.42




3.15


4


2.49




3.24


5


2.56




3.34


6


2.64




3.45


7


2.73




3.58


8


2.82




3.72


9


2.92




3.87


10


3.04




4.02


11


3.16




4.17


12


3.28




4.32


13


3.40




4.48


14


3.52




4.64

5.78
15


3.65

3.99


4.80

5.93
16


3.78

4.14


4.96

6.09
17


3.91

4.30


5.13

6.25
18


4.04

4.46


5.31

6.42
19


4.18

4.63
4.68
4.95
5.50
5.95
6.61
20
3.67
3.89
4.32
4.33
4.81
4.83
5.11
5.68
6.13
6.81
21
3.80
4.02
4.47
4.50
5.00
4.98
5.27
5.86
6.32
7.02
22
3.94
4.17
4.63
4.68
5.20
5.13
5.44
6.04
6.52
7.24
23
4.08
4.32
4.80
4.87
5.41
5.29
5.60
6.22
6.72
7.47
24
4.23
4.48
4.98
5.06
5.62
5.46
5.78
6.42
6.96
7.73
25
4.39
4.64
5.16
5.26
5.84
5.64
5.98
6.64
7.21
8.01
26
4.55
4.82
5.35
5.46
6.07
5.85
6.19
6.88
7.48
8.31
27
4.72
5.00
5.55
5.68
6.31
6.07
6.43
7.14
7.78
8.64
28
4.90
5.18
5.76
5.91
6.57
6.32
6.69
7.43
8.09
8.99
29
5.08
5.38
5.98
6.17
6.85
6.58
6.97
7.74
8.43
9.37
30
5.27
5.58
6.20
6.44
7.15
6.85
7.25
8.06
8.79
9.77
31
5.47
5.79
6.43
6.71
7.46
7.13
7.55
8.39
9.18
10.20
32
5.68
6.01
6.68
7.00
7.78
7.42
7.86
8.73
9.59
10.66
33
5.91
6.26
6.95
7.30
8.11
7.72
8.17
9.08
10.04
11.16
34
6.15
6.51
7.23
7.61
8.46
8.04
8.51
9.46
10.53
11.70
35
6.40
6.78
7.53
7.95
8.83
8.37
8.87
9.85
11.03
12.26
36
6.67
7.07
7.85
8.30
9.22
8.73
9.24
10.27
11.56
12.84
37
6.96
7.37
8.19
8.67
9.63
9.11
9.65
10.72
12.11
13.45
38
7.27
7.70
8.55
9.05
10.06
9.51
10.07
11.19
12.68
14.09
39
7.59
8.04
8.93
9.46
10.51
9.95
10.53
11.70
13.29
14.77
40
7.93
8.40
9.33
9.88
10.98
10.40
11.02
12.24
13.93
15.48
41
8.29
8.78
9.75
10.32
11.47
10.90
11.54
12.82
14.61
16.23
42
8.66
9.17
10.19
10.78
11.98
11.42
12.10
13.44
15.32
17.02
43
9.05
9.59
10.65
11.26
12.51
11.99
12.69
14.10
16.07
17.86
44
9.46
10.02
11.13
11.75
13.06
12.58
13.32
14.80
16.88
18.75
45
9.89
10.48
11.64
12.28
13.64
13.23
14.01
15.57
17.72
19.69
46
10.35
10.96
12.18
12.83
14.25
13.91
14.73
16.37
18.61
20.68
47
10.84
11.48
12.75
13.40
14.89
14.62
15.48
17.20
19.55
21.72
48
11.35
12.02
13.35
14.01
15.57
15.36
16.26
18.07
20.54
22.82
49
11.88
12.58
13.98
14.66
16.29
16.10
17.05
18.94
21.58
23.98
50
12.45
13.19
14.65
15.35
17.05
16.92
17.91
19.90
22.69
25.21
51
13.06
13.82
15.36
16.07
17.85
17.81
18.86
20.95
23.87
26.52
52
13.69
14.50
16.11
16.82
18.69
18.77
19.87
22.08
25.12
27.91
53
14.37
15.22
16.91
17.61
19.57
19.80
20.96
23.29
26.44
29.38
54
15.10
15.98
17.76
18.45
20.50
20.88
22.10
24.56
27.86
30.95
55
15.85
16.79
18.65
19.33
21.48
22.02
23.32
25.91
29.34
32.60
56
16.65
17.63
19.59
20.27
22.52
23.25
24.62
27.35
30.91
34.34
57
17.51
18.54
20.60
21.27
23.63
24.56
26.00
28.89
32.56
36.18
58
18.44
19.52
21.69
22.34
24.82
25.96
27.49
30.54
34.32
38.13
59
19.44
20.58
22.87
23.48
26.09
27.46
29.08
32.31
36.19
40.21
60
20.51
21.72
24.13
24.71
27.46
29.07
30.78
34.20
38.18
42.42
61
21.64
22.91
25.46
26.04
28.93
30.79
32.60
36.22
40.29
44.77
62
22.83
24.17
26.86
27.46
30.51
32.62
34.54
38.38
42.54
47.27
63
24.08
25.50
28.33
28.98
32.20
34.59
36.62
40.69
44.93
49.92
64
25.39
26.88
29.87
30.60
34.00
36.68
38.84
43.15
47.47
52.74
65
26.77
28.34
31.49
32.34
35.93
38.13
40.37
44.86
49.09
54.54
66
28.17
29.83
33.14
34.20
38.00
39.59
41.92
46.58
50.80
56.44
67
29.61
31.35
34.83
36.20
40.22
41.06
43.48
48.31
52.60
58.44
68
31.08
32.90
36.56
38.34
42.60
42.55
45.05
50.06
54.50
60.55
69
32.58
34.50
38.33
40.64
45.16
44.07
46.67
51.85
56.50
62.78
70
34.12
36.13
40.14
43.13
47.92
44.80
47.43
52.70
58.64
65.16
71
35.73
37.84
42.04
45.41
50.45
45.48
48.16
53.51
60.95
67.72
72
37.48
39.68
44.09
47.82
53.13
46.14
48.85
54.28
63.46
70.51
73
39.40
41.72
46.35
50.37
55.97
46.76
49.51
55.01
66.21
73.57
74
41.56
44.00
48.89
53.08
58.98
47.35
50.14
55.71
69.26
76.95
75
44.02
46.61
51.79
55.95
62.17
48.08
50.91
56.57
72.64
80.71
76
44.71
47.34
52.60
59.00
65.55
48.96
51.84
57.60
76.43
84.92
77
45.55
48.23
53.59
62.22
69.13
50.00
52.94
58.82
80.69
89.66
78
46.55
49.29
54.77
65.64
72.93
51.22
54.23
60.26
85.50
95.00
79
47.74
50.54
56.16
69.27
76.97
52.66
55.76
61.95
90.90
101.00
80
49.12
52.01
57.79
73.16
81.29
52.66
55.76
61.95
90.90
101.00
81
49.12
52.01
57.79
73.16
81.29
52.66
55.76
61.95
90.90
101.00
82
49.12
52.01
57.79
73.16
81.29
52.66
55.76
61.95
90.90
101.00
83
49.12
52.01
57.79
73.16
81.29
52.66
55.76
61.95
90.90
101.00
84
49.12
52.01
57.79
73.16
81.29
52.66
55.76
61.95
90.90
101.00
85
49.12
52.01
57.79
73.16
81.29

AVULCommSched.txt

In this Policy, Midland National Life Insurance Company is referred to as "We", "Us", "Our", or the "Company". "You" and "Your" refer to the Owner.

This is a legal contract between You and Us.  Read it carefully.

We agree to pay to the Beneficiary the Policy Proceeds upon the Insured's death prior to the Maturity Date while this Policy is in force.
Payment will be made upon receipt at Our Executive Office of due proof of the Insured's death. If the Insured is living on the Maturity Date, the Net Cash Surrender Value will be paid to You. This agreement is subject to the terms of this Policy.

CONSIDERATION - This Policy is issued in consideration of any application(s) and payment of the first premium.

RIGHT TO EXAMINE POLICY - It is important to Us that You are satisfied with this Policy and that it meets Your insurance goals.
Read it carefully. If You are not satisfied with it You may return it to Our Executive Office or to Your agent. This must be done by the later of the 10th day after You receive it or the 45th day after
Part 1 of the application was signed. We will then void it as of the Policy Date as though it was never issued and we will refund the Policy Fund plus the sum of all charges deducted from Your premiums, the Policy Fund and the Investment Divisions.

If this policy is issued as a replacement policy, the Right to Examine period is changed from 10 days to 20 days.




			PRESIDENT				SECRETARY






FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

ADJUSTABLE DEATH BENEFIT

DEATH BENEFIT AND POLICY VALUES WILL REFLECT THE INVESTMENT
EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY INCREASE OR
DECREASE, AND INTEREST EARNED IN THE GENERAL ACCOUNT

INSURANCE PAYABLE UPON DEATH BEFORE MATURITY DATE
PREMIUMS PAYABLE TO INSURED'S AGE 100
NON PARTICIPATING - NOT ELIGIBLE FOR DIVIDENDS








 Guide to Policy Provisions
Section

Face Page	Right to Examine Policy

Schedules	Schedule of Policy Benefits
	Policy Charges
	Table of Surrender Charges
	Corridor Percentage Table
	Table of Guaranteed Monthly Risk Rates


1	Definitions

2	Policy Proceeds
2.1		Payment of Proceeds
2.2		Death Benefit
2.3		Corridor Percentage

3	General Provisions
3.1		Contract
3.11			Entire Contract
3.12			Changes to Policy
3.13			Incontestability
3.14			Suicide
3.15			Misstatement of Age or Sex
3.16			Non-Participating
3.2		Ownership and Beneficiary
3.21	Owner's Rights
3.22	Change of Owner and Contingent Owner
3.23	Assignment
3.24	Beneficiary
3.25	Change of Beneficiary
3.26	Beneficiary Death in Common Disaster
3.27	Right to Request this Policy
3.28	Postponement of Payments

4	Policy Settlement
4.1		General Policy Settlement Provisions
4.11			Payee
4.12			Benefit Settlement
4.13			Choosing an Optional Method of Settlement
4.14			Frequency of Payments
4.15			First Payment
4.16			Death of Payee
4.17			Protection Against Creditors
4.18			Payment Contract
4.19			Additional Interest Earnings
4.2		Policy Settlement Options
4.21			Option 1 - Income for a Specified Period
4.22			Option 2 - Life Annuity
4.23			Option 3 - Income of a Specified Amount
4.24			Option 4 - Interest Payments
4.3		Settlement Option Tables



5	Premiums
5.1		Payment of Premiums
5.2		No Lapse Guarantee Limits
5.3		No Lapse Guarantee Premium Period
5.4		Minimum Premium Requirement
5.5		Continuation of Insurance
5.6		Grace Period
5.7		Additional Required Premium
5.8		Reinstatement

6	Right to Change the Death Benefit
6.1		Changes in Specified Amount
6.2		Changes in Death Benefit Option

7	Your Investment Options
7.1		The Separate Account
7.2		Initial Allocation
7.3		Allocations
7.4		Transfers
7.5		Account Investments
7.6		Change in Investment Policy
7.7		Change of Fund

8.	Policy Values
8.1		The Value of Your Policy Fund
8.2		Your Value in Our General Account
8.3		Your Value in Our Separate Account
8.4		Accumulation Units
8.5		Accumulation Unit Value
8.6		Net Investment Factor
8.7		Charges Against the Investment Division
8.8		Monthly Deduction
8.9		Risk Charge
8.10		Premium Load
8.11		Risk Rates
8.12		Surrender Charge
8.13		Withdrawal of Cash Surrender Value
8.14		Withdrawal Charge

9	Annual Report of Policy Status

10	Policy Loans
10.1		Loan Requirements
10.2		Loan Value
10.3		Interest on Policy Loans
10.4		Policy Loan Interest Rate
10.5		Zero Cost Loans
10.6		Policy Debt
10.7	Loan and Repayment
10.8	Excess Policy Debt

11	Maturity Date

Copies of all applications and any Riders are attached.





SCHEDULE OF POLICY BENEFITS


OWNER:	Mary Doe	POLICY NUMBER:	12345678910

INSURED:	John Doe 	POLICY DATE:	1/1/2000

SEX:	Male 	INSURED'S POLICY AGE ON POLICY DATE:	35

PLANNED PERIODIC PREMIUM:   $1,276.50 annually	SPECIFIED AMOUNT:
	$150,000

NO LAPSE GUARANTEE PREMIUM:   $307.13 monthly 	PREMIUM CLASS:
	Preferred Non-Smoker

NO LAPSE GUARANTEE PERIOD:  Ends  1/1/2035	MINIMUM TRANSFER AMOUNT:
	$500

BENEFICIARY:	As specified in the Application unless	MAXIMUM
TRANSFER CHARGE:	$25	changed as
provided in this Policy

DEATH BENFIT OPTION:  1	MINIMUM FREE TRANSFERS:	12 each Policy Year

MINIMUM SPECIFIED AMOUNT:  $25,000	MINIMUM WITHDRAWAL AMOUNT:  $500

MINIMUM INCREASE AMOUNT:  $25,000	MAXIMUM WITHDRAWAL CHARGE:  Lesser
of $25 or 2% of amount
withdrawn

MINIMUM GUARANTEED INTEREST RATE ON THE GENERAL ACCOUNT:  3.5% per year

MAXIMUM POLICY LOAN INTEREST RATE:  8% per year

FIRST POLICY YEAR FOR ZERO COST LOANS:  11TH

POLICY CHARGES:

		Premium Load - The maximum Premium Load will be equal to 6.5% of premiums received.

	Expense Amount - 	The maximum Expense Amount is $7 per month.

	Mortality and Expense Charge - The maximum Mortality and Expense Charge is a daily charge of 0.0024547% equivalent to an effective annual rate of 0.90%.

DESCRIPTION OF BASE POLICY	MATURITY DATE

	FLEXIBLE PREMIUM VARIABLE
	LIFE INSURANCE	1/1/2065


It is possible that coverage will lapse prior to the Maturity Date shown if no additional premiums are paid following payment of the first year's premium, or subsequent premiums paid are insufficient to continue coverage to such date.


INQUIRIES REGARDING YOUR POLICY SHOULD BE DIRECTED TO YOUR AGENT, OR, IF HE OR SHE IS NOT AVAILABLE, TO
OUR EXECUTIVE OFFICE AT THE FOLLOWING ADDRESS:

MIDLAND NATIONAL LIFE INSURANCE COMPANY
ATTN:  POLICYOWNER SERVICE
ONE MIDLAND PLAZA
SIOUX FALLS, SD 57193



SCHEDULE OF POLICY BENEFITS  (CONTINUED)

TABLE OF SURRENDER CHARGES
(per thousand)


	Surrender		Surrender
Policy	Charge	Policy	Charge
Year	Factor	 Year	Factor

1	$5.40	11	$3.24
2	$5.40	12	$2.70
3	$5.40	13	$2.16
4	$5.40	14	$1.62
5	$5.40	15	$1.08

6	$5.40	16+	0.00
7	$5.40
8	$4.86
9	$4.32
10	$3.78



CORRIDOR PERCENTAGE TABLE
Standard Death Benefit

   Insured's			   Insured's
Policy Age			   Percentage	Policy Age	    Percentage

	0-40					250%		60		130%
			41					243%		61
	128%
			42					236%		62
	126%
			43					229%		63
	124%
			44					222%		64
	122%
			45					215%		65
	120%
	46		209%		66		119%
	47		203%		67		118%
	48		197%		68		117%
	49		191%		69		116%
	50		185%		70		115%
	51		178%		71		113%
	52		171%		72		111%
	53		164%		73		109%
	54		157%		74		107%
	55		150%	      75 - 90		105%
	56		146%		91		104%
	57		142%		92		103%
	58		138%		93		102%
	59		134%		94		101%
					95+		100%



0
N/A
0.22
N/A
*
N/A
0.16
N/A
1
N/A
0.09
N/A
*
N/A
0.07
N/A
2
N/A
0.08
N/A
*
N/A
0.07
N/A
3
N/A
0.08
N/A
*
N/A
0.07
N/A
4
N/A
0.08
N/A
*
N/A
0.06
N/A
5
N/A
0.07
N/A
*
N/A
0.06
N/A
6
N/A
0.07
N/A
*
N/A
0.06
N/A
7
N/A
0.07
N/A
*
N/A
0.06
N/A
8
N/A
0.06
N/A
*
N/A
0.06
N/A
9
N/A
0.06
N/A
*
N/A
0.06
N/A
10
N/A
0.06
N/A
*
N/A
0.06
N/A
11
N/A
0.07
N/A
*
N/A
0.06
N/A
12
N/A
0.08
N/A
*
N/A
0.06
N/A
13
N/A
0.09
N/A
*
N/A
0.06
N/A
14
N/A
0.10
N/A
*
N/A
0.07
N/A
15
N/A
0.11
0.15
*
N/A
0.07
0.08
16
N/A
0.12
0.16
*
N/A
0.08
0.08
17
N/A
0.13
0.18
*
N/A
0.08
0.09
18
N/A
0.14
0.18
*
N/A
0.08
0.09
19
N/A
0.14
0.19
*
N/A
0.08
0.10
20
0.14
0.14
0.19
*
0.08
0.08
0.10
21
0.14
0.14
0.19
*
0.09
0.09
0.10
22
0.14
0.14
0.19
*
0.09
0.09
0.10
23
0.13
0.13
0.19
*
0.09
0.09
0.10
24
0.13
0.13
0.18
*
0.09
0.09
0.11
25
0.13
0.13
0.18
*
0.09
0.09
0.11
26
0.12
0.12
0.17
*
0.09
0.09
0.11
27
0.12
0.12
0.17
*
0.10
0.10
0.12
28
0.12
0.12
0.17
*
0.10
0.10
0.12
29
0.12
0.12
0.17
*
0.10
0.10
0.13
30
0.12
0.12
0.18
*
0.10
0.10
0.13
31
0.12
0.12
0.18
*
0.11
0.11
0.14
32
0.13
0.13
0.19
*
0.11
0.11
0.14
33
0.13
0.13
0.20
*
0.12
0.12
0.15
34
0.14
0.14
0.21
*
0.12
0.12
0.16
35
0.14
0.14
0.23
*
0.13
0.13
0.17
36
0.15
0.15
0.24
*
0.13
0.13
0.18
37
0.16
0.16
0.26
*
0.14
0.14
0.20
38
0.17
0.17
0.29
*
0.16
0.16
0.22
39
0.18
0.18
0.31
*
0.17
0.17
0.24
40
0.20
0.20
0.35
*
0.18
0.18
0.26
41
0.21
0.21
0.38
*
0.20
0.20
0.29
42
0.23
0.23
0.42
*
0.21
0.21
0.32
43
0.25
0.25
0.46
*
0.23
0.23
0.34
44
0.27
0.27
0.50
*
0.24
0.24
0.37
45
0.29
0.29
0.55
*
0.26
0.26
0.40
46
0.31
0.31
0.60
*
0.28
0.28
0.43
47
0.34
0.34
0.65
*
0.29
0.29
0.46
48
0.36
0.36
0.71
*
0.31
0.31
0.49
49
0.39
0.39
0.77
*
0.34
0.34
0.53
50
0.43
0.43
0.84
*
0.36
0.36
0.57
51
0.47
0.47
0.92
*
0.39
0.39
0.61
52
0.51
0.51
1.00
*
0.42
0.42
0.65
53
0.57
0.57
1.10
*
0.46
0.46
0.71
54
0.62
0.62
1.21
*
0.49
0.49
0.76
55
0.69
0.69
1.33
*
0.53
0.53
0.81
56
0.76
0.76
1.46
*
0.57
0.57
0.87
57
0.83
0.83
1.59
*
0.61
0.61
0.92
58
0.92
0.92
1.73
*
0.65
0.65
0.97
59
1.01
1.01
1.87
*
0.69
0.69
1.02
60
1.11
1.11
2.04
*
0.74
0.74
1.08
61
1.23
1.23
2.23
*
0.80
0.80
1.16
62
1.37
1.37
2.44
*
0.88
0.88
1.27
63
1.52
1.52
2.68
*
0.97
0.97
1.39
64
1.69
1.69
2.94
*
1.08
1.08
1.53
65
1.87
1.87
3.21
*
1.20
1.20
1.68
66
2.08
2.08
3.51
*
1.32
1.32
1.82
67
2.29
2.29
3.81
*
1.44
1.44
1.97
68
2.53
2.53
4.12
*
1.57
1.57
2.12
69
2.79
2.79
4.47
*
1.71
1.71
2.28
70
3.09
3.09
4.85
*
1.87
1.87
2.46
71
3.43
3.43
5.29
*
2.08
2.08
2.70
72
3.83
3.83
5.78
*
2.33
2.33
3.00
73
4.27
4.27
6.33
*
2.63
2.63
3.35
74
4.77
4.77
6.93
*
2.98
2.98
3.75
75
5.31
5.31
7.58
*
3.36
3.36
4.20
76
5.87
5.87
8.25
*
3.79
3.79
4.67
77
6.47
6.47
8.93
*
4.24
4.24
5.17
78
7.10
7.10
9.62
*
4.74
4.74
5.69
79
7.78
7.78
10.34
*
5.29
5.29
6.27
80
8.55
8.55
11.13
*
5.92
5.92
6.92
81
9.41
9.41
12.01
*
6.66
6.66
7.67
82
10.39
10.39
12.99
*
7.51
7.51
8.52
83
11.49
11.49
14.06
*
8.48
8.48
9.52
84
12.70
12.70
15.19
*
9.56
9.56
10.61
85
13.98
13.98
16.35
*
10.74
10.74
11.79
86
15.33
15.33
17.49
*
12.03
12.03
13.04
87
16.72
16.72
18.68
*
13.41
13.41
14.36
88
18.15
18.15
19.94
*
14.90
14.90
15.76
89
19.65
19.65
21.21
*
16.52
16.52
17.23
90
21.23
21.23
22.51
*
18.27
18.27
18.89
91
22.95
22.95
23.88
*
20.22
20.22
20.72
92
24.87
24.87
25.50
*
22.45
22.45
22.79
93
27.20
27.20
27.62
*
25.15
25.15
25.28
94
30.43
30.43
30.60
*
28.74
28.74
28.74
95
35.49
35.49
35.49
*
34.16
34.16
34.16
96
44.52
44.52
44.52
*
43.54
43.54
43.54
97
62.83
62.83
62.83
*
62.19
62.19
62.19
98
83.33
83.33
83.33
*
83.33
83.33
83.33
99
83.33
83.33
83.33
*
83.33
83.33
83.33




SECTION 1: DEFINITIONS

The following are key words used in this Policy. They are important in describing both Your rights and Ours. When they are used, they are capitalized. As You read Your Policy, refer back to these definitions.

Assign - means to transfer Your rights as the Owner of this Policy to another person. If You transfer all of Your rights irrevocably, the Assignment is absolute. If You transfer all or some of Your rights as the Owner of this Policy as security for a loan, but on the condition that they return to You once the debt is paid, then the Assignment is collateral. Details are in Section 3.23.

Beneficiary - is the recipient of the Policy Proceeds at the Insured's death. Details are in Section 3.24.

Business Day - is a day when the New York Stock Exchange is open for business.

Cash Surrender Value - is the Policy Fund less any Surrender Charge.

Contingent Beneficiary - if any, will become the Beneficiary if the named Beneficiary dies before the Insured. In the event of Joint
Beneficiaries, the Contingent Beneficiary will become the Beneficiary if both Joint Beneficiaries die before the Insured.

Contingent Owner - if any, will become the Owner if the named Owner dies before the Insured. In the event of Joint Owners the Contingent Owner will become the Owner if both named Joint Owners die before the Insured.

Contract - is this Policy, including any Supplemental Benefit, schedules, the attached written application for this Policy, and any attached supplemental written application(s).

Contract Date - is the same as the Policy Date.

Endorsement or Rider - is a form which amends this Policy or which provides additional benefits. When an Endorsement or Rider is attached to this Policy it is a part of this Policy and is subject to all the terms of this Policy unless We state otherwise in the Endorsement or
Rider.

Executive Office - is Our office at One Midland Plaza, Sioux Falls, SD
57193.

  Funds - means the Funds We identify in the application. The Funds are registered with the SEC under the Investment Company Act of 1940 as open-end diversified management investment companies. The Funds have several portfolios. There is a portfolio that corresponds to each of the Investment Divisions of Our Separate Account.

Insured - is the person whose life is covered under this Policy.

Insured's Policy Age on Policy Date - is the Insured's age on his birthday on or prior to the Policy Date.

Maturity Date -. is the date coverage under this Policy terminates and the Policy's Net Cash Surrender Value, if any, becomes payable to You in lieu of the Policy Proceeds, provided this Policy is then in force and the Insured is alive. The Maturity Date is shown in the Schedule of Policy Benefits. This date may be extended. See Section 11 for details.

Monthly Anniversary - is the day of the month which has the same date as the Policy Date.

Net Cash Surrender Value - is the Cash Surrender Value less any Policy
Debt.

Net Premium - is the portion of each premium paid that We will add to the Policy Fund. It is equal to the premium paid, minus the Premium Load.

Owner - is the person who may exercise the rights listed in Section
3.21.

Policy Age - is the Insured's age on his last birthday on or prior to the Policy Anniversary.

Policy Anniversary - is the same day and month as the Policy Date for each year this Policy is in force.

Policy Date - is the date on which this Policy is issued and the insurance coverage becomes effective.

Policy Months and Policy Years - refer to the months and years during which this Policy is in force. Policy Months and Policy Years are measured from the Policy Date.

Record Date - is the date this Policy is recorded on Our books as an in force Policy.

Supplemental Benefit - is a benefit provided by an Endorsement or Rider and is in addition to the other benefits of this Policy.

Valuation Period - is the time beginning at the close of the New York Stock Exchange on one Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Written Notice - means a written form satisfactory to Us and received by Us at Our Executive Office.

SECTION 2:  POLICY PROCEEDS

2.1 		PAYMENT OF PROCEEDS - If the Insured dies while this Policy
is in force, and after We receive due proof of the Insured's death at Our Executive Office, We will pay the Policy Proceeds below to the
Beneficiary:

		1.	The amount of the Death Benefit; plus
		2.	Any Supplemental Benefit providing proceeds which are
payable on the Insured's death; less
3.	Any Policy Debt; and less
4.	Any past due Monthly Deductions.

	We will pay interest from the date of the Insured's death until the date of payment of proceeds are paid in a single sum. Interest will be at an annual interest rate determined by Us, but not less than the rate required by the state in which this Policy is delivered.

	The Policy Proceeds will be exempt from the claims of creditors and from legal process to the extent the law permits.

2.2 		DEATH BENEFIT - Under Death Benefit Option 1, the Death
Benefit is the greater of:

		1.	The Specified Amount; or
2.	The Policy Fund multiplied by the Corridor Percentage.

		Under Death Benefit Option 2, the Death Benefit is the greater of:

	1.	The Specified Amount plus the Policy Fund; or
2.	The Policy Fund multiplied by the Corridor Percentage.

2.3 		CORRIDOR PERCENTAGE -The Corridor Percentage Table is shown
in the Schedule of Policy Benefits.  The Corridor
Percentage changes on each Policy Anniversary. The Corridor Percentage depends upon the Policy Age of the Insured on the Policy Anniversary.

SECTION 3:  GENERAL PROVISIONS

3.1		CONTRACT

3.11	ENTIRE CONTRACT - The entire Contract between You and Us consists of this Policy, including any Supplemental Benefit, schedules, the attached written application for this Policy, and any attached supplemental written application(s). Each statement made in any such written application is deemed a representation and not a warranty. We will not use any statement made by the Insured, or on his behalf, to challenge a claim under this Policy unless it is contained in a written application and attached to this Policy.

		Any Supplemental Benefit attached to this Policy is a part of this Policy and is subject to its terms unless We state otherwise in the
Supplemental Benefit.

3.12	CHANGES TO POLICY - No one has the right to change any part of this Policy or to waive any of its provisions unless the change is approved in writing on this Policy by Our President, one of our Vice Presidents or Secretary.

3.13	INCONTESTABILITY - We cannot contest this Policy or any
Supplemental Benefit, except for non-payment of premiums, after it has been in force during the Insured's lifetime for 2 years from the Policy Date or, if reinstated, for 2 years from the date of reinstatement.

		Increases in coverage effective after the Policy Date, shall be incontestable only after such increase has been in force during the Insured's lifetime for two years from its effective date.

		Increases and reinstatements may be contested only with respect to material misstatements made in the application for the increase or reinstatement.


3.14	SUICIDE - If the Insured commits suicide, while sane or insane, within 2 years from the Policy Date, Our liability is limited to an amount equal to the total premiums paid, less any Policy Debt and partial withdrawals. We will pay this amount to the Beneficiary in one lump sum.

	If the Insured commits suicide, while sane or insane, within 2 years from the effective date of any increase in Specified Amount, Our liability with respect to such increase is limited to the Risk Charge made for such increase.

3.15	MISSTATEMENT OF AGE OR SEX - If the age or sex of the Insured has
been misstated, We will adjust the Death Benefit to the amount which the most recent Risk Charge would have purchased at the correct age and sex. For any benefits payable under a Rider, We will adjust the Rider benefits to the amount that the most recent Rider Charge would have purchased at the correct age and sex.

3.16	NON-PARTICIPATING - This Policy does not share in Our profits or surplus.

3.2		OWNERSHIP AND BENEFICIARY

3.21	OWNER'S RIGHTS - Without any Beneficiary's consent, You may:

			1.	Transfer ownership of Your Policy by absolute
Assignment;
			2.	Designate, change or revoke a Contingent Owner;
or
			3.	Change any revocable Beneficiary during the
Insured's lifetime.

		With each irrevocable Beneficiary's consent, You may:

			1.	Change the irrevocable Beneficiary during the
Insured's lifetime;
			2.	Receive any benefit, exercise any right, and use
any privilege granted by Your Policy allowed by Us; or
			3.	Agree with Us to any change or amendment of Your
Policy.

		If You die while the Insured is alive, the Contingent Owner, if any, will become the Owner. If there is no Contingent Owner, ownership will pass to Your estate.

3.22	CHANGE OF OWNER OR CONTINGENT OWNER - On the Policy Date the Owner
and any Contingent Owner are as designated in the application. You may change the Owner by absolute Assignment as stated in Section 3.23. You may designate, change, or revoke a Contingent Owner while the Insured is alive. We must receive Written Notice informing Us of the designation, change, or revocation. Upon receipt, a designation, change, or revocation takes effect as of the date the Written Notice was signed.
However, We are not liable for any actions taken by Us, including payments made, before We record the Written Notice.

3.23	ASSIGNMENT - You may Assign this Policy.  We are bound by an
Assignment only if We receive the original Assignment, or a certified copy, at Our Executive Office and it is recorded by Us. We are not liable for any payment made by Us before We record the Assignment. We take no responsibility for the validity of any Assignment.

		You may revoke any Assignment prior to its effective date provided We receive Written Notice of revocation before the Assignment is recorded by Us.

		An Assignment will not change or revoke the Beneficiary designation in effect at the time the Assignment is made. If an Assignment is absolute, Your rights and privileges, including any right to change the Beneficiary, vest in the Assignee. If any Assignment is collateral, the collateral Assignee has priority over the interest of any revocable Beneficiary or revocable Payee under any optional method of Policy Settlement chosen in Section 4.2.

3.24	BENEFICIARY - On the Policy Date, the Beneficiary is as stated in the application. If no Beneficiary is designated in the application, You are the Beneficiary. A Beneficiary is revocable unless otherwise stated in the Beneficiary Designation. If no primary Beneficiary is living at the time of the Insured's death, the proceeds are payable to the Contingent Beneficiary, if any. If no Beneficiary is living at the time of the Insured's death, such interest vests in You.

3.25	CHANGE OF BENEFICIARY - You may change a revocable Beneficiary.
We must receive Written Notice informing Us of the change. Upon receipt, a change takes effect as of the date the Written Notice was signed. However, We are not liable for any payment made by Us before We record the Written Notice.

3.26	BENEFICIARY DEATH IN COMMON DISASTER - If any Beneficiary dies with the Insured in a common disaster, benefits will be paid as if the Beneficiary predeceased the Insured unless it is proved otherwise to Our satisfaction.

3.27	RIGHT TO REQUEST THIS POLICY - If You request a change that would cause the information on the Schedule of Policy
Benefits, the application or any supplemental application to be incorrect, We reserve the right to require that this Policy be returned to Us so that the appropriate changes can be made.

3.28	POSTPONEMENT OF PAYMENTS -  Payments from the Separate Account may be postponed if

1.	The New York Stock Exchange is closed or trading on the Exchange is restricted as determined by the Securities and
Exchange Commission ("SEC"); or
2.	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or determination of their value not reasonably practicable.

SECTION 4:  POLICY SETTLEMENT

4.1		GENERAL POLICY SETTLEMENT PROVISIONS

4.11	PAYEE - The Beneficiary is the Payee of the Policy Proceeds at the
Insured's death.  Any Contingent Beneficiary is the contingent
Payee. If the Beneficiary is revocable, then the Payee is also revocable. During the Policy Settlement payout period, we may require satisfactory proof of age and continuing survival of any Payee.



4.12	BENEFIT SETTLEMENT - When a Policy becomes a claim by the death of the Insured, settlement will be made after receipt of due proof of death. If the Policy Proceeds are less than $5,000, We will pay them to the Payee in one lump sum. If the Policy
Proceeds are $5,000 or more, We will pay them to the Payee in one lump sum, unless one of the optional methods of Policy
Settlement in Section 4.2 is chosen.

4.13	CHOOSING AN OPTIONAL METHOD OF SETTLEMENT - You may, at any time before the Insured's death, choose an optional method of Policy settlement. If the Insured dies and You have not yet chosen an option, then the Payee may choose an option.
We must receive Written Notice informing Us of the option chosen. If the Payee is an executor, administrator, trustee, corporation, partnership, or association, the options are available only with Our consent.

4.14	FREQUENCY OF PAYMENTS - The frequency of payments must be
specified at the time the option is chosen. If any payment under an option would be less than $50, We may make payments less frequently so that each payment is at least $50.

4.15	FIRST PAYMENT- Depending on the frequency of payments specified, the first payment under Option 3 or Option 4 is payable 1 year, 6 months, 3 months, or 1 month from the date of the Insured's death. The first payment under any other option is payable on the date of the Insured's death, unless otherwise specified.

		If the amount that could be purchased by a single premium of $1,000, at Our regular annuity rates in effect at the time the first installment is payable, is larger than the amount of the first monthly installment for each $1,000 applied under Option 1 or 2, We will pay the larger amount as the benefit under the option. We will furnish this amount upon request.

4.16	DEATH OF PAYEE - At the Payee's death, payments will be made according to the terms of the Payment Contract.

4.17	PROTECTION AGAINST CREDITORS - Unless provided otherwise at the time an option is chosen, the Payee may neither commute, anticipate, Assign, alienate nor otherwise encumber any payment under an option. Payments under any option are exempt from the claims of creditors and from legal process to the extent the law permits.

4.18	PAYMENT CONTRACT - In exchange for this Policy We will issue a
Payment Contract stating the terms of the option chosen.
We may require proof of a Payee's age before issuing a Payment Contract.

4.19	ADDITIONAL INTEREST EARNINGS - We may pay interest earnings beyond those guaranteed in Options 3 and 4. If We do, We will determine the amount of the additional interest earnings and how they are paid.


4.2		POLICY SETTLEMENT OPTIONS

4.21	OPTION 1 - INCOME FOR A SPECIFIED PERIOD - We will pay the Policy
Proceeds in equal monthly installments to the Payee for the number of years specified at the time this option is chosen.
The amount of the equal installments for each $1,000 applied under this option is shown in the Settlement Option Tables in this Policy. The Settlement Option Tables are based on an interest rate of 2.75% per year compounded annually. If the Payee dies before the number of years specified ends, We will pay the unpaid installments as stated in Section 4.16, Death of Payee.

4.22	OPTION 2 - LIFE ANNUITY

LIFE ANNUITY WITH PERIOD CERTAIN - We will pay equal monthly installments to the Payee for as long as the Payee lives. At the time this option is chosen, a period certain of 5, 10, 15, or 20 years must be specified. If the Payee dies before the specified period certain ends, the installments which have not been paid will be paid as stated in Section 4.16, Death of Payee. The amount of the equal monthly installments depends on the period certain chosen. The amount of the equal monthly installments for some periods certain available are shown in the table below. The amounts shown are for each $1,000 applied under this option. If at any age the amount of the equal installment payments is the same for two or more periods certain, payment will be made as if the longest period certain was chosen. The Table is based on the Annuity 2000 Table, Sex Distinct Mortality Table at 2.75% per year compounded annually.

LIFE ANNUITY WITHOUT PERIOD CERTAIN - We will pay equal monthly installments to the Payee for as long as the Payee lives. The amount of each installment for each $1,000 applied under this option is shown in the Settlement Option Tables in this Policy. The Settlement Option Table is based on the Annuity 2000 Table, Sex Distinct Mortality Table at 2.75% per year compounded annually. Upon the death of the Payee, payments will cease.

4.23	OPTION 3 - INCOME OF A SPECIFIED AMOUNT - We will pay the Policy
Proceeds to the Payee in equal installments every 1 year, 6 months, 3 months, or 1 month. The amount of the equal installment payments and the frequency of payments must be specified at the time this option is chosen. After each payment, We will add interest to that portion of the Policy Proceeds applied under this option which has not yet been paid as installments. The interest rate will be 2.75% per year compounded annually.
Installments will be paid to the Payee until the amount applied under this option, including interest, is exhausted. If the Payee dies before the amount applied is exhausted, We will pay the unpaid installments as stated in Section 4.16, Death of Payee.

4.24	OPTION 4 - INTEREST PAYMENTS - We will hold the Policy Proceeds as principal and pay the interest to the Payee. The interest rate will be 2.75% per year compounded annually. We will pay the interest every 1 year, 6 months, 3 months or 1 month, as specified at the time this option is chosen. At the death of the Payee, We will make payments as stated in Section 4.16, Death of Payee.


4.3		SETTLEMENT OPTION TABLES

MONTHLY PAYMENTS PER $1,000 OF PROCEEDS SETTLED UNDER
OPTIONAL METHODS OF SETTLEMENT

INCOME FOR A SPECIFIED PERIOD
Number of Years
Payable
Amount of
Monthly Payments

Number of Years
Payable
Amount of
Monthly Payments
1
$ 84.37

16
$ 6.41
2
42.76

17
6.11
3
28.89

18
5.85
4
21.96

19
5.61
5
17.80

20
5.39
6
15.03

21
5.20
7
13.06

22
5.02
8
11.57

23
4.86
9
10.42

24
4.72
10
9.50

25
4.59
11
8.75

26
4.46
12
8.13

27
4.35
13
7.60

28
4.24
14
7.15

29
4.15
15
6.75

30
4.06



The Income for Specified period factors are based on an annual interest rate of 2.75%.




4.3		SETTLEMENT OPTION TABLES (CONTINUED)

MONTHLY PAYMENTS PER $1,000 OF PROCEEDS SETTLED UNDER
OPTIONAL METHODS OF SETTLEMENT

LIFE ANNUITY *

Age
Nearest
Birthday
Monthly Payments For Life
Age
Nearest
Birthday
Monthly Payments For Life










10 Years
Certain
20 Years
Certain


10 Years
Certain
20 Years
Certain
Male
Life


Female
Life


20 and



20 and



Under
$   2.83
$   2.83
$   2.82
Under
$   2.75
$   2.75
$   2.75
21
2.85
2.85
2.84
21
2.77
2.77
2.76
22
2.87
2.86
2.86
22
2.78
2.78
2.78
23
2.88
2.88
2.88
23
2.80
2.80
2.80
24
2.91
2.90
2.90
24
2.82
2.82
2.82
25
2.93
2.93
2.92
25
2.84
2.84
2.83
26
2.95
2.95
2.94
26
2.86
2.86
2.85
27
2.97
2.97
2.96
27
2.87
2.88
2.87
28
3.00
3.00
2.99
28
2.90
2.90
2.89
29
3.02
3.02
3.01
29
2.92
2.92
2.91
30
3.05
3.05
3.04
30
2.94
2.94
2.94
31
3.07
3.07
3.06
31
2.96
2.96
2.96
32
3.10
3.10
3.09
32
2.99
2.99
2.98
33
3.13
3.13
3.12
33
3.01
3.01
3.01
34
3.16
3.16
3.15
34
3.04
3.04
3.03
35
3.20
3.20
3.18
35
3.07
3.07
3.06
36
3.23
3.23
3.21
36
3.10
3.10
3.09
37
3.27
3.27
3.25
37
3.13
3.13
3.12
38
3.31
3.30
3.28
38
3.16
3.16
3.15
39
3.35
3.34
3.32
39
3.19
3.19
3.18
40
3.39
3.38
3.35
40
3.23
3.23
3.21
41
3.43
3.43
3.39
41
3.26
3.26
3.25
42
3.48
3.47
3.43
42
3.30
3.30
3.28
43
3.53
3.52
3.48
43
3.34
3.34
3.32
44
3.58
3.57
3.52
44
3.38
3.38
3.36
45
3.63
3.62
3.56
45
3.43
3.42
3.40
46
3.69
3.67
3.61
46
3.47
3.47
3.44
47
3.74
3.73
3.66
47
3.52
3.52
3.48
48
3.80
3.78
3.71
48
3.57
3.57
3.53
49
3.87
3.85
3.76
49
3.63
3.62
3.58
50
3.93
3.91
3.82
50
3.68
3.67
3.62
51
4.00
3.97
3.87
51
3.74
3.73
3.68
52
4.08
4.04
3.93
52
3.80
3.79
3.73
53
4.15
4.12
3.99
53
3.87
3.85
3.78
54
4.24
4.19
4.05
54
3.94
3.92
3.84
55
4.32
4.27
4.11
55
4.01
3.99
3.90
56
4.41
4.36
4.17
56
4.09
4.06
3.96
57
4.51
4.45
4.23
57
4.17
4.14
4.03
58
4.61
4.54
4.30
58
4.26
4.22
4.09
59
4.72
4.64
4.37
59
4.35
4.31
4.16




LIFE ANNUITY (continued)

Age
Nearest
Birthday
Monthly Payments For Life
Age
Nearest
Birthday
Monthly Payments For Life










10 Years
Certain
20 Years
Certain


10 Years
Certain
20 Years
Certain
Male
Life


Female
Life


60
$   4.83
$   4.75
$   4.43
60
$   4.45
$   4.40
$   4.23
61
4.96
4.86
4.50
61
4.55
4.50
4.30
62
5.09
4.97
4.57
62
4.66
4.60
4.37
63
5.23
5.09
4.63
63
4.78
4.71
4.44
64
5.38
5.22
4.70
64
4.90
4.82
4.52
65
5.54
5.36
4.76
65
5.04
4.94
4.59
66
5.71
5.49
4.83
66
5.18
5.07
4.66
67
5.90
5.64
4.89
67
5.34
5.21
4.73
68
6.09
5.79
4.95
68
5.50
5.35
4.80
69
6.30
5.94
5.00
69
5.68
5.50
4.87
70
6.52
6.10
5.05
70
5.87
5.65
4.94
71
6.76
6.27
5.10
71
6.07
5.82
5.00
72
7.01
6.44
5.14
72
6.30
5.99
5.06
73
7.28
6.61
5.18
73
6.54
6.17
5.11
74
7.57
6.79
5.22
74
6.80
6.36
5.16
75
7.87
6.96
5.25
75
7.08
6.55
5.20
76
8.20
7.14
5.28
76
7.38
6.75
5.24
77
8.55
7.32
5.30
77
7.71
6.95
5.27
78
8.93
7.49
5.32
78
8.07
7.15
5.30
79
9.33
7.67
5.34
79
8.45
7.35
5.32
80 and
9.76
7.84
5.35
80 and
8.87
7.55
5.34
Over



Over





*	The above settlement option factors are based on the Annuity 2000
Table, Sex Distinct Mortality Table at an annual interest rate of 2.75%.


SECTION 5: PREMIUMS

5.1	PAYMENT OF PREMIUMS - The first premium is due on the Policy Date.
A premium may be any amount over $50 subject to the Maximum Premium Limits.

	You may pay premiums at any time. We will send premium notices to You annually, semi-annually, or quarterly. You may also pay premiums using a monthly automatic payment plan. You may ask Us to change the amount or frequency of the premiums as long as the amount does not violate the Maximum Premium Limits. Premiums must be paid to Us at Our Executive Office.

	Any premium received when there is a Policy Loan will be used to repay the loan. If You wish to apply any payments to premiums rather than repaying the Policy Loan, you must give Written Notice.

	We reserve the right to refuse additional premiums when the Death Benefit is equal to the Policy Fund times the corridor percentage.

5.2	MAXIMUM PREMIUM LIMITS - Federal law limits the premiums that can be paid if this Policy is to qualify as life insurance for tax purposes. We will not accept a premium which would cause this limit to be violated. If We accept a premium in error, We will refund it as soon as the error is discovered.

We will accept any premium needed to keep this Policy in force.

5.3		NO LAPSE GUARANTEE PERIOD -  The No Lapse Guarantee Period
ends on the date shown in the Schedule of Policy Benefits.
Regardless of the amount of Net Cash Surrender Value, this Policy is guaranteed to remain in force during the No Lapse
Guarantee Period if the sum of the premiums paid, less any Policy Debt and any withdrawals, is equal to or greater than the No
Lapse Guarantee Premium Requirement.

5.4	NO LAPSE GUARANTEE PREMIUM REQUIREMENT- The No Lapse Guarantee
Premium Requirement is:

a.	The No Lapse Guarantee Premium shown in the Schedule of Policy
Benefits, times
b.	The number of Policy Months completed plus one.

5.5		CONTINUATION OF INSURANCE - Subject to the Grace Period
Provisions, even if You stop paying premiums, this Policy will continue as long as:

a.	The Net Cash Surrender Value is sufficient to make Monthly
Deductions, or
b.	The Policy is within the No Lapse Guarantee Premium Period and the sum of the premiums paid, less any Policy Debt and any withdrawals, is equal to or greater than the No Lapse Guarantee Premium Requirement.

5.6		GRACE PERIOD - Before this Policy will terminate for
insufficient payment of premium, a Grace Period of 61 days will be given for the payment of additional premiums. The Grace Period will begin on any Monthly Anniversary where this Policy does not meet the conditions in the Continuation of Insurance provision. If the Grace Period expires without payment of the Additional Required
Premium, this Policy will terminate at the end of the Grace Period without value.

5.7		ADDITIONAL REQUIRED PREMIUM - If this Policy is within the
No Lapse Guarantee Premium Period, the Additional Required
Premium to keep this Policy in force will be the lesser of:

a.	The No Lapse Guarantee Premium Requirement at the beginning of the
Grace Period, plus any Policy Debt and any
withdrawals, less the sum of premiums paid; and
b.	The premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly Deduction to be made.

If the Policy is beyond the No Lapse Guarantee Period, the Additional Required Premium will be the premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly
Deduction to be made.

5.8		REINSTATEMENT - This Policy may be reinstated following the
end of the Grace Period. Such Reinstatement must be made while the Insured is living and within 5 years of the expiration of the Grace Period. For such reinstatement, We will require:

			a.	Written application for reinstatement;
			b.	Evidence of insurability satisfactory to Us;
c.	Payment of a premium that is enough to keep the Policy in force for two months following reinstatement;
d.	Payment or restoration of any Policy Debt; and
e.	Deduction from the Policy Fund of all overdue Monthly Deductions.

		If this Policy is reinstated during the No Lapse Guarantee Period, We will reinstate the No Lapse Guarantee Period, but in no event will it extend beyond the initial No Lapse Guarantee Period. To reinstate the No Lapse Guarantee Period, the total premium paid less any Policy Debt or withdrawals must exceed the No Lapse Guarantee Premium Requirements.

		If this Policy is reinstated after the No Lapse Guarantee Period, the No Lapse Guarantee Period will not apply.

		Reinstatement is effective on the first Monthly Anniversary on or following Our approval of the reinstatement. The Surrender
Charge is not affected by Reinstatement.

SECTION 6: RIGHT TO CHANGE THE DEATH BENEFIT

6.1		CHANGES IN SPECIFIED AMOUNT - You may change the Specified
Amount while the Insured is living. You must send Us a written request for the change. You may not make changes more often than twice a year. If We approve the change, We will send
You an Endorsement to the Schedule of Policy Benefits. The Endorsement will show the change and the effective date of the change. Any change in Specified Amount is subject to the following conditions:

a.	If the Specified Amount is to be decreased:
1.	The Specified Amount can not be decreased to less than the Minimum
Specified Amount shown in the Schedule of Policy
Benefits;
2.	The Specified Amount can not be decreased to an amount that would cause the Maximum Premium Limits to be violated;
3.	All decreases in Specified Amount will decrease previous increases in reverse order before decreasing the initial Specified
Amount; and
4.	The Minimum Premium shown in the Specified Amount will not
decrease.

b.	If the Specified Amount is to be increased:
1.	The Specified Amount can not be increased by less than the Minimum
Increase Amount shown in the Schedule of Policy
Benefits;
2.	The increase must be applied for on a supplemental application;
3.	We will need satisfactory evidence of the Insured's insurability;
4.	The portion of the Specified Amount representing the increase may be assigned a Premium Class different from the
Premium Class assigned to the initial Specified Amount or to any other increase; and
5.	The Minimum Premium shown in the Schedule of Policy Benefits will increase.




6.2		CHANGES IN DEATH BENEFIT OPTION - You may change the Death
Benefit Option. You must send Us a written request for the change. The change will be effective on the date shown in the amended Schedule of Policy Benefits. We will require satisfactory evidence of the Insured's insurability to make this change. We will not allow a change if it would cause the Maximum
Premium Limits to be violated.

a.	If the change is from Option 1 to Option 2, the Specified Amount will be reduced to equal the current Specified Amount minus
the current Policy Fund. This change will not be allowed if it would result in the Specified Amount being less than the Minimum
Specified Amount shown in the Schedule of Policy Benefits.
b.	If the change is from Option 2 to Option 1, the Specified Amount will be increased to equal the current Specified Amount plus the current Policy Fund.

SECTION 7: YOUR INVESTMENT OPTIONS

7.1	THE SEPARATE ACCOUNT - The Separate Account is Our Separate
Account A, established under the Insurance Laws of the State of Iowa, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of Iowa. We own the assets of the account; We keep them separate from the assets of Our General Account. We established the account to support variable insurance contracts.

7.2		INITIAL ALLOCATION - If any premium is received on or prior
to the Record Date, the Net Premium will be allocated to the General Account. The Business Day following the Record Date, the value in the General Account will be reallocated among the Investment Divisions and the General Account as You specified in the application.

7.3		ALLOCATIONS - The Separate Account has several Investment
Divisions.  We list them on the application and in the Prospectus.
You determine, using percentages, how Net Premiums will be allocated to Our General Account or among the Investment
Divisions. You may choose to allocate nothing to Our General Account or to a particular Investment Division. But any allocation must be a whole number; You may not choose a fractional percent.

We reserve the right to limit the number of Investment Divisions in which You have funds invested.

The allocation of Net Premiums that took effect the Business Day following the Record Date is shown in the application. You may change the allocation for future Net Premiums at any time while the Policy is in force. To do so, You must send Us Written Notice.
The change will take effect on the date We receive Written Notice at Our Executive Office.

A premium might be paid when the Policy Fund amount is less than zero. In that case, when We receive that premium, We first use as much of the Net Premium as We need to eliminate the deficit in the Policy Fund. We will then allocate any remainder of the Net Premium in accordance with Your most recent request.

Deductions are made from the unloaned portion of the General Account and the Investment Divisions of Our Separate Account for the Risk Charge, Policy Load and other fees. You determine, using percentages, how these charges will be deducted from the Investment Divisions. Similar to premium allocation, You may not choose a fractional percent. Any allocation must be a whole number. You may change the allocation for future deductions at any time while the Policy is in force. To do so, You must send Us
Written Notice. The change will take effect on the date We receive Written Notice at Our Executive Office.

If there is not sufficient value to cover the deduction in any Investment Division you have chosen, We shall make deductions from other Investment Divisions in the proportion that each Investment Division bears to the Policy Value as of the date of the deduction.



7.4		TRANSFERS - You may request in writing to transfer monies
from one Investment Division to another or between the Investment Divisions and the General Account. The minimum amount You may transfer is shown in the Schedule of Policy Benefits. This minimum need not come from any one Investment Division or be transferred to any one Investment Division. The minimum applies to the net amounts being transferred in Your request. The
Minimum Number of Free Transfers You may make in each Policy Year without charge is shown in the Schedule of Policy Benefits. For each additional transfer there is a charge which will not exceed the Maximum Transfer Charge shown in the Schedule of Policy Benefits. This charge will be deducted from the Investment Divisions from which the transfer is being made in equal proportion to the number of such Investment Divisions on the day of the transfer. The amount remaining in any Investment Division after deducting the transfer and any transfer charge must be equal to or greater than zero.

The maximum amount that can be transferred from the General Account to the Separate Account in any Policy Year is the greater of:

a.	25% of the unloaned amount in the General Account at the beginning of the Policy Year; and
b.	$1,000.

7.5		ACCOUNT INVESTMENTS - We use the assets of Our Separate
Account to buy shares in the Funds. Each Investment Division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Division. This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Policy Fund under policies like this one.
To the extent those assets do not exceed this amount, We use them only to support those policies; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

7.6		CHANGE IN INVESTMENT POLICY - A portfolio of the Funds may
make a material change in its Investment Policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount You have in that Investment Division to another Investment Division of Our
Separate Account. The process for changing the Investment Policy of the separate account will be approved by Iowa, our state of domicile, and the process for doing so is on file with the Insurance Commissioner in the state in which this Policy is delivered.

7.7		CHANGE OF FUND - A portfolio might, in Our judgement, become unsuitable for investment by an Investment Division. This may happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the application.
However, We would first seek approval from the SEC and, where required, the insurance regulator where this Policy is delivered.

SECTION 8: POLICY VALUES

8.1 		THE VALUE OF YOUR POLICY FUND - The amount in Your Policy
Fund at any time is equal to the sum of the amounts You then have in Our General Account and in the Investment Divisions of Our Separate Account under this Policy.

	The Policy Fund on the Policy Date is any Net Premium received on or before the Policy Date minus the Monthly Deduction on the Policy Date, plus any interest credited since We received Your premium.

	Your Policy Values are at least equal to those set by law in the state in which this Policy is delivered. Where required, we have provided insurance regulators a detailed statement of how we compute values and benefits.




8.2		YOUR VALUE IN OUR GENERAL ACCOUNT - The amount You have in
Our General Account at any time is equal to the accumulation at interest of:

a.	The Policy Fund in the General Account from the end of the
previous Policy Month; plus
b.	Net Premiums allocated to, or transfers made to the General
Account during the current Policy Month; minus
c.	Any Monthly Deduction allocated to the General Account at the beginning of the current Policy Month; minus
d.	Any partial withdrawals, transfers, or transfer charges taken from the General Account during the current Policy Month; minus
e.	Any amount charged against the General Account for federal or state income taxes.

	We will credit the amount in Our General Account with interest daily based on Our future expectations. The rates may be different for unloaned and loaned amounts. The Minimum Guaranteed Interest Rate is shown in the Schedule of Policy Benefits. Any interest in excess of the Minimum Guaranteed Interest Rate will be at the sole discretion of Our Board of Directors and will be stated as an effective annual rate.

8.3		YOUR VALUE IN OUR SEPARATE ACCOUNT - The Separate Account
portion of the Policy Fund at any time is equal to the sum of the values of all Accumulation Units assigned to this Policy.

	The number of Accumulation Units in any Investment Division is equal to:

a.	The number of Accumulation Units in the Investment Division at the
end of the previous Policy Month; plus
b.	The number of Accumulation Units from Net Premiums allocated to, or transfers made to the Investment Division during the
current Policy Month; minus
c.	The number of Accumulation Units from any Monthly Deduction
allocated to the Investment Division at the beginning of the current Policy Month; minus
d.	The number of Accumulation Units from any partial withdrawals, transfers, or transfer charges taken from the Investment
Division during the current Policy Month; minus
e.	The number of Accumulation Units from any amount charged against the Investment Division for federal or state income taxes.

8.4 		ACCUMULATION UNITS - We will credit amounts to or deduct
amounts from the Investment Divisions in the form of Accumulation Units. The number of Accumulation Units to be credited or deducted from any Investment Division will be determined by dividing the amount to be credited or deducted from the Investment Division by the Accumulation Unit Value of the
Investment Division. Accumulation Units will be credited or deducted using the Unit Value for the Business Day during which the transaction occurs. If any credit or deduction is scheduled to occur on a date that is not a Business Day, such credit or deduction will be deemed to occur on the next Business Day unless otherwise specified.

8.5		ACCUMULATION UNIT VALUE - The Accumulation Unit Value of
each Investment Division was set at $10.00 on  the first
Valuation Period of the Investment Division. The Accumulation Unit Value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is the Net Investment Factor for that period multiplied by the Accumulation Unit
Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a Valuation Period applies to each day in the period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

8.6		NET INVESTMENT FACTOR - The Net Investment Factor is an
index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one; therefore, the value of an Investment Division unit may increase or decrease.



The Net Investment Factor for each Investment Division for a Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:

(a)	is the value of the assets at the end of the preceding Valuation
Period;
(b)	is the investment income and capital gains, realized or
unrealized, credited during the current Valuation Period;
(c)	is the sum of:
1.	the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set
aside for taxes during the current Valuation Period; plus
2.	the Mortality and Expense Charge for each day in the current
Valuation Period.

8.7		CHARGES AGAINST THE INVESTMENT DIVISION - In determining the values for the Accumulation Units, We deduct the Mortality and Expense Charge from the assets of each Investment
Division. This charge is for mortality and expense risks that We assume.

		The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any Investment Division to the extent that earnings are credited under this Policy. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Divisions.

8.8		MONTHLY DEDUCTION - The Monthly Deduction for a Policy Month
is equal to:

a.	The Expense Amount as shown in the Schedule of Policy Benefits;
plus
b.	The Risk Charge for that Policy Month; plus
c.	The Rider Charge for that Policy Month.  The Rider Charge is the cost of additional benefits provided by any Riders.

8.9		RISK CHARGE - The Risk Charge is determined on each Monthly
Anniversary. It is equal to (a) multiplied by the difference between (b) and (c), divided by $1,000 where:

(a)	is the Risk Rate;
(b)	is the Insured's Death Benefit; and
(c)	is the Policy Fund after deducting the Expense Amount and the
Rider Charge.

8.10	PREMIUM LOAD - A Premium Load will be charged each time a premium is paid. The Premium Load is found in the Schedule of Policy Benefits.

8.11	RISK RATES - We may declare Risk Rates and Policy Charges that differ from those shown in the Schedule of Policy Benefits.  If
We change Risk Rates or Policy Charges, the change will apply uniformly to all Insureds of the same sex, age and Premium
Class. Changes in the declared Risk Rates or Policy Charges will be based upon changes in future expectations for such elements as investment earnings, mortality, persistency and expenses. The Risk Rates in a Premium Class other than Special,
Modified or Rated will never be more than those shown in the Table of Guaranteed Monthly Risk Rates in the Schedule of Policy
Benefits.

8.12	SURRENDER CHARGE - The Surrender Charge varies by Policy duration.
It is based on the sex of the Insured, Insured's Policy
Age on Policy Date shown on the Schedule of Policy Benefits, and Premium Class. The Surrender Charge for the initial Specified
Amount is equal to:

a.	The Surrender Charge Factor found in the Table of Surrender
Charges on the Schedule of Policy Benefits; multiplied by
b.	The number of thousands of initial Specified Amount.

A Specified Amount decrease will not reduce the Surrender Charge. If the Specified Amount increases, the Surrender Charge will increase. The Surrender Charge for the Specified Amount increase will equal the Surrender Charge for a new Policy with:

a.	The initial Specified Amount equal to the increase in Specified
Amount increase;
b.	The Insured's Policy Age on the Policy Date equal to the Policy
Age on the date of the Specified Amount increase; and
c.	The Premium Class for the Specified Amount increase.

8.13	WITHDRAWAL OF CASH SURRENDER VALUE - You may request in writing a
Withdrawal of part or all of the Cash Surrender
Value on any Monthly Anniversary before the Maturity Date while the Insured is living.

		If the total Cash Surrender Value is withdrawn, the amount payable will be the Net Cash Surrender Value on the date of withdrawal.

		A partial Withdrawal of up to 50% of the Net Cash Surrender Value will be allowed in any one Policy year. Withdrawals in excess of this amount will not be allowed. The Withdrawal must be at least the Minimum Withdrawal Amount shown in the Schedule of Policy Benefits. The amount payable upon a partial Withdrawal will be:

a.	The amount of the Withdrawal requested; minus
b.	Any applicable Withdrawal Charge.

		When a partial Withdrawal is made, the amount of the Withdrawal will be deducted from the Policy Fund. The Specified Amount will be reduced by the amount of the Withdrawal unless:

a.	Death Benefit Option 2 is in effect; or
b.	The Policy Fund after Withdrawal times the Percentage found in the
Corridor Percentage Table for the next Policy Year exceeds the Specified Amount prior to Withdrawal.

A partial Withdrawal will not be allowed if it could result in the Specified Amount being less than the Minimum Specified Amount shown in the Schedule of Policy Benefits, or if it would cause the Maximum Premium Limits to be violated.

For any Withdrawal from the General Account, We reserve the right to defer payment for up to six months after We receive Your request. We will not defer payment if a partial Withdrawal is to be used to pay premiums on policies with Us. If the Withdrawal is requested within 30 days of a Policy Anniversary, the amount payable on Withdrawal will be the Net Cash Surrender Value plus any charges and deductions made since that Policy Anniversary, less any Policy Loans or partial Withdrawals made on or after that date.

8.14	WITHDRAWAL CHARGE - There is no Withdrawal Charge for the first
Withdrawal made in a Policy Year.  There is a Withdrawal
Charge for each subsequent Withdrawal made in that Policy Year. The maximum Withdrawal Charge is shown in the Schedule of Policy Benefits.

SECTION 9.  ANNUAL REPORT OF POLICY STATUS

		We will send You an annual report, at no charge, which gives a summary of this Policy's status as of the end of each Policy Year.
This report will give information regarding the Death Benefit, Cash Surrender Value, premium payments, Monthly Deduction, and investment performance.

		In addition to the annual report, We will prepare at Your request a projection of the results of this Policy for future years. We will not charge more than $25 for this report.

SECTION 10:  POLICY LOANS

10.1	LOAN REQUIREMENTS - After this Policy has a Loan Value, You may borrow all or part of the Loan Value if these conditions are met:

a.	The Insured is living;
b.	You send Us a written request in a form approved by Us; and
c.	You assign this Policy to Us as sole security for a loan.

		When You make a loan, You may tell Us how much of the loan is to be allocated to Your unloaned value in Our General Account and Your value in each Investment Division.

		If You do not otherwise notify Us in writing, We will determine the allocation by Your instructions for other deductions. If this is not possible, We will use a pro rata method.

		The loaned portion of Your Policy Fund will be kept as a part of Our General Account where it will earn interest at the annual effective rate we declare for loaned amounts. The Minimum Guaranteed Interest Rate on the General Account is shown in the Schedule of Policy Benefits. Any loan amount allocated to an Investment Division will be transferred to Our General Account.

		We reserve the right to require that this Policy accompany the Written Request.

10.2	LOAN VALUE - The Loan Value is the amount of loan available on any date.  The Loan Value equals 92% of the Net Cash
Surrender Value.

10.3	INTEREST ON POLICY LOANS - We will charge interest on any Policy
Loan at the Policy Loan Interest Rate. Interest is due at the end of each Policy Year. If interest is not paid when due, it will be added to the loan and bear interest at the same rate.

10.4	POLICY LOAN INTEREST RATE - The Maximum Policy Loan Interest Rate
is shown in the Schedule of Policy Benefits.
However, a lower rate may be charged. If the interest rate is lowered, it can be increased later. Any increase or decrease will occur no more than once a year. Any increase in the interest rate will be limited to a maximum of 1% a year. You will be given notice of any such increase at least 30 days before the effective date of the increase.

10.5	ZERO COST LOANS - Starting in the First Policy Year For Zero Cost
Loans shown on the Schedule of Policy Benefits, and each year after that, You may take a Zero Cost Loan. The interest rate we charge on Zero Cost Loans will be the Minimum Guaranteed
Interest Rate shown in the Schedule of Policy Benefits.

The maximum Zero Cost Loan amount is the Policy Fund, minus total premium paid.

The maximum dollar amount of a Zero Cost Loan for a given Policy Year is fixed at the time that the first loan is made in that Policy
Year. If the full dollar amount of a Zero Cost Loan is not taken at that time, the balance may be taken prior to the end of the Policy
Year. However, the maximum dollar amount will be recalculated for future Policy Years.

10.6	POLICY DEBT - Policy Debt at any time is the total loan on the
Policy on that date plus the accrued  interest .

10.7	LOAN AND REPAYMENT - We have the right to postpone making a Policy
Loan for up to six months from the time We receive the request. However, We will not postpone a Policy Loan if it will be used to pay premiums on other policies issued by Us. All or part of any Policy Debt may be paid back at any time while this Policy is in force. All loan repayments will be allocated based on your last allocation instructions.

If the Insured dies before a Policy Loan is repaid, the amount of the Policy Debt will be deducted from the Proceeds of this Policy.

10.8	EXCESS POLICY DEBT - If the Policy Debt grows to be equal to or greater than the Cash Surrender Value, Your Policy will enter the Grace Period.



SECTION 11:  MATURITY DATE

The Maturity Date of this Policy is shown in the Schedule of Policy Benefits. If the Insured is living at maturity, You may ask Us to continue this Policy. We will extend the Maturity Date if in so doing this Policy still qualifies as life insurance according to the Internal Revenue Service. By extending the Maturity Date, this Policy may not qualify as life insurance and may be subject to tax consequences. A tax advisor should be consulted prior to electing to extend the Maturity Date.

In order to continue this Policy beyond maturity:

a.	The Policy can not be in the Grace Period;
b.	All of the Policy Fund must be transferred to Our General Account or the Money Market Investment Division; and
c.	The Death Benefit must be Option 1.

		Once this Policy is extended beyond Attained Age 100:

a.	We will not allow any increases to the Specified Amount;
b.	We will not allow any changes in the Death Benefit Option;
c.	We will only allow transfers to Our General Account and the Money
Market Investment Division;
d.	We will not accept any premium payments; and
e.	All Monthly Deductions will be eliminated.



FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

ADJUSTABLE DEATH BENEFIT

DEATH BENEFIT AND POLICY VALUES WILL REFLECT THE INVESTMENT
EXPERIENCE OF OUR SEPARATE ACCOUNT, WHICH MAY INCREASE OR
DECREASE, AND INTEREST EARNED IN THE GENERAL ACCOUNT

INSURANCE PAYABLE UPON DEATH BEFORE MATURITY DATE
PREMIUMS PAYABLE TO INSURED'S AGE 100
NON PARTICIPATING - NOT ELIGIBLE FOR DIVIDENDS
 	Midland National Life Insurance Company	 A Stock Company
Principal Office: 4601 Westown Parkway, Suite 300, West Des Moines, IA 50266 ? (515) 440-5500
Executive Office:  One Midland Plaza, Sioux Falls, SD  57193 ? (605)
335-5700


LS119A1

AVULPolForm.txt

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